(Securities Code 7203)
June 3, 2010
To All Shareholders:
President Akio Toyoda
TOYOTA MOTOR CORPORATION
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Convocation of FY2010 Ordinary General Shareholders’ Meeting
(Unless otherwise stated, all financial information has been prepared in accordance with generally accepted accounting principles in Japan)

Dear Shareholder,

Please refer to the following for information about the upcoming FY2010 Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”). We hope that you will be able to attend this meeting.

If you are unable to attend the meeting, you can exercise your voting rights by paper ballot or by electromagnetic means. Please review the enclosed Reference Documents and exercise your voting rights by no later than the close of business (5:30 pm) on Wednesday, June 23, 2010(Japan Time). Thank you very much for your cooperation.

1. Date and time:	10:00 a.m., Thursday, June 24, 2010

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:
Reports:
Reports on business review, unconsolidated and consolidated financial statements for FY2010 (April 1, 2009 through March 31, 2010) and report by Accounting Auditor and the board of Corporate Auditors on the audit results of the consolidated financial statements.
Resolutions:
Proposed Resolution 1:	Distribution of Surplus
Proposed Resolution 2:	Election of 27 Directors
Proposed Resolution 3:	Election of 3 Corporate Auditors
Proposed Resolution 4:	Issuance of Stock Acquisition Rights for the Purpose of Granting Stock Options

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

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Notes:	-	If you attend the meeting in person, please submit the enclosed ballot at the reception desk. It will serve as your admission pass.
-	Please refer to pages 20 and 21 for information on how to exercise your voting rights by paper ballot or by electromagnetic means (via the Internet).
-	If you intend to engage in split voting, please submit written notice to that effect and the reasons for the split voting at least three days prior to the General Shareholders’ Meeting.
-
If any revisions are made to the reference documents or attachments for the General Shareholders’ Meeting, the revisions will be posted on Toyota Motor Corporation’s Web site (http://www.toyota.co.jp).

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Reference Documents

Proposed resolutions and reference matters

Proposed Resolution 1: Distribution of Surplus

We propose the distribution of surplus as follows:

Year-end Dividend
We will strive to continue to pay dividends while giving due consideration to factors such as business results for each term, investment plans, and our cash reserves.
In order to survive tough competition, we will focus on the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and security.
Considering these factors, we would like to offer a year-end dividend of 25 yen per share. Combined with the interim dividend, the total amount of the annual dividends for the fiscal year ended March 31, 2010 will be 45 yen per share.

(1)	Type of dividend assets

Cash

(2)	Allocation of dividend assets and the total amount of dividends

Payment of 25 yen per share of common stock (Total amount of dividends: 78,399,896,500 yen)

(3)	Effective date of distribution of surplus

June 25, 2010

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Proposed Resolution 2: Election of 27 Directors

All Directors will retire upon the expiration of their term of office at the conclusion of this General Shareholders’ Meeting. Accordingly, we hereby request that 27 Directors be elected. The candidates for the positions of Director are as follows:

Following are the nominees
no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC’s shares owned
1*	Fujio Cho (2/2/1937)	Chairman of the Board	Apr.	1960	Joined TMC	40,705
			Sep.	1988	Director of TMC
			Dec.	1988	Toyota Motor Manufacturing, U.S.A., Inc. President
			Sep.	1994	Managing Director of TMC
			Oct.	1994	Retired from Toyota Motor Manufacturing, U.S.A., Inc. President
			Jun.	1996	Senior Managing Director of TMC
			Jun.	1998	Executive Vice President of TMC
			Jun.	1999	President of TMC
			Jun.	2005	Vice Chairman of TMC
			Jun.	2006	Chairman of TMC

(important concurrent duties)
Corporate Auditor of DENSO CORPORATION
Director of Central Japan Railway Company
Director of Sony Corporation
President and Representative Director of Toyota Kuragaike Kaihatsu Kabushiki Kaisha

2*	Katsuaki Watanabe (2/13/1942)	Vice Chairman of the Board	Apr.	1964	Joined TMC	37,331
			Sep.	1992	Director of TMC
			Jun.	1997	Managing Director of TMC
			Jun.	1999	Senior Managing Director of TMC
			Jun.	2001	Executive Vice President of TMC
			Jun.	2005	President of TMC
			Jun.	2009	Vice Chairman of TMC
			(important concurrent duties) Corporate Auditor of KDDI CORPORATION Corporate Auditor of Toyota Industries Corporation Director of Aioi Insurance Co., Ltd.
3*	Kazuo Okamoto (2/20/1944)	Vice Chairman of the Board	Apr.	1967	Joined TMC	32,364
			Jun.	1996	Director of TMC
			Jun.	2001	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			Jun.	2008	Vice Chairman of TMC
			(important concurrent duties) Director of Toyota Boshoku Corporation Corporate Auditor of Toyoda Gosei Co., Ltd.

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no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC’s shares owned
4*	Akio Toyoda (5/3/1956)	President, Member of the Board	Apr.	1984	Joined TMC	4,574,800
			Jun.	2000	Director of TMC
			Jun.	2002	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			Jun.	2009	President of TMC

(important concurrent duties)
Corporate Auditor of Toyota Boshoku Corporation
Chairman and CEO of Toyota Motor North America, Inc.
Chairman of Toyota Motor (China), Investment Co., Ltd.
Chairman of Toyota Motor Europe NV/SA
Chairman of Toyota Motor Sales & Marketing Corporation

5*	Takeshi Uchiyamada (8/17/1946)	Executive Vice President, Member of the Board - Product Management - Research & Development (Technical Administration, Sports Vehicle Management, Product Development, Design, R&D Group 1, R&D Management, Higashifuji Technical Administration, Vehicle Control System Development, Advanced Vehicle Control System Development, Automotive Software Engineering, R&D Group2) - Design Group (Chief Officer) - Product Management Div.	Apr.	1969	Joined TMC	32,264
			Jun.	1998	Director of TMC
			Jun.	2001	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			(important concurrent duties) Director of JTEKT Corporation Vice President of Calty Design Research, Inc.

5

no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC’s shares owned
6*	Yukitoshi Funo (2/1/1947)	Executive Vice President, Member of the Board - Government & Public Affairs - China Operations - Asia & Oceania Operations - Middle East Operations, Africa and Latin America Operations - Operation Planning & Support - Lexus Product & Marketing Planning - Middle East, Africa and Latin America Operations Group (Chief Officer)	Apr.	1970	Joined Toyota Motor Sales Co., Ltd.	34,248
			Jun.	2000	Director of TMC
			Jun.	2003	Managing Officer of TMC
			Jun.	2003	Toyota Motor Sales, U.S.A., Inc. President
			Jun.	2004	Director of TMC
			Jun.	2005	Senior Managing Director of TMC
			Jun.	2005	Toyota Motor Sales, U.S.A., Inc. Chairman
			May	2006	Toyota Motor North America, Inc. Chairman
			Jun.	2007	Retired from Toyota Motor North America, Inc. Chairman
			Jun.	2009	Executive Vice President of TMC
			Jun.	2009	Retired from Toyota Motor Sales, U.S.A. Inc. Chairman
			(important concurrent duties) Corporate Auditor of Toyota Tsusho Corporation
7*	Atsushi Niimi (7/30/1947)	Executive Vice President, Member of the Board - Environmental Affairs - North America Operations - Strategic Production Planning - Production Engineering - Manufacturing - Strategic Production Planning Group (Chief Officer) - Battery Production Engineering Development Div. - Fuel Cell Production Engineering Div.	Apr.	1971	Joined TMC	37,000
			Jun.	2000	Director of TMC
			Jun.	2002	Toyota Motor Manufacturing North America, Inc. President
			Jun.	2003	Managing Officer of TMC
			Jun.	2004	Director of TMC
			Jun.	2005	Retired from Toyota Motor Manufacturing North America, Inc. President
			Jun.	2005	Senior Managing Director of TMC
			Jun.	2009	Executive Vice President of TMC

(important concurrent duties)
Chairman of Toyota Motor Engineering & Manufacturing North America, Inc.
Chairman of Toyota Motor Technical Center (China) Co., Ltd.
Corporate Auditor of JTEKT Corporation

6

no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC’s shares owned
8*	Shinichi Sasaki (12/18/1946)	Executive Vice President, Member of the Board - TQM Promotion - e-TOYOTA - Business Development - IT & ITS - Information Systems - Purchasing - Customer Service Operations - Quality - Information Systems Group (Chief Officer)	Apr.	1970	Joined TMC	14,210
			Jun.	2001	Director of TMC
			Jun.	2003	Managing Officer of TMC
			Jun.	2004	Toyota Motor Engineering & Manufacturing Europe NV/SA President
			Jun.	2005	Senior Managing Director of TMC
			Oct.	2005	Toyota Motor Europe NV/SA, Toyota Motor Marketing Europe NV/SA and Toyota Motor Engineering & Manufacturing Europe NV/SA merged under the name Toyota Motor Europe NV/SA
			Oct.	2005	Toyota Motor Europe NV/SA President
			Jul.	2006	Retired from Toyota Motor Europe NV/SA President
			Jun.	2009	Executive Vice President of TMC
			(important concurrent duties) Director of KDDI CORPORATION Corporate Auditor of Toyota Industries Corporation
9*	Yoichiro Ichimaru (10/10/1948)	Executive Vice President, Member of the Board - Corporate Planning - Research - Japan Sales	Jul.	1971	Joined Toyota Motor Sales Co., Ltd.	25,568
			Jun.	2001	Director of TMC
			Jun.	2003	Managing Officer of TMC
			Jun.	2005	Senior Managing Director of TMC
			Jun.	2009	Executive Vice President of TMC
			(important concurrent duties) Corporate Auditor of Aichi Steel Corporation Corporate Auditor of Aioi Insurance Co., Ltd.
10*	Satoshi Ozawa (8/5/1949)	Executive Vice President, Member of the Board - General Administration & Human Resources - Accounting - Europe Operations - General Administration & Human Resources Group (Chief Officer) - Global Audit Dept.	Apr.	1974	Joined Toyota Motor Sales Co., Ltd.	17,900
			Jun.	2003	Managing Officer of TMC
			Jun.	2007	Senior Managing Director of TMC
			May	2010	Executive Vice President of TMC
11*	Akira Okabe (9/17/1947)	Senior Managing Director, Member of the Board - Asia & Oceania Operations Group (Chief Officer) - Middle East, Africa & Latin America Operations Group (Deputy Chief Officer)	Apr.	1971	Joined Toyota Motor Sales Co., Ltd.	30,500
			Jun.	2001	Director of TMC
			Jun.	2003	Managing Officer of TMC
			Jun.	2005	Senior Managing Director of TMC
			(important concurrent duties) Chairman of Toyota Motor Asia Pacific Pte Ltd. Chairman of Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.

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no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC’s shares owned
12*	Shinzo Kobuki (3/8/1950)	Senior Managing Director, Member of the Board - R&D Group 2 (Chief Officer) - Higashifuji Technical Center (General Manager) - R&D Management Div. - Vehicle Control System Development Div. - Advanced Vehicle Control System Development Div. - Automotive Software Engineering Div.	Apr.	1972	Joined TMC	23,900
			Jun.	2003	Managing Officer of TMC
			Jun.	2007	Senior Managing Director of TMC
			(important concurrent duties) Director of HAMAMATSU PHOTONICS K.K.
13*	Akira Sasaki (2/26/1948)	Senior Managing Director, Member of the Board - China Operations Group (Chief Officer) - Vice Chairman of Toyota Motor (China), Investment Co., Ltd.	Apr.	1970	Joined TMC	17,000
			Jun.	2003	Managing Officer of TMC
			Aug.	2003	Toyota Motor Technical Center (China) Co., Ltd. President
			Jun.	2007	Senior Managing Director of TMC
			Jun.	2007	Retired from Toyota Motor Technical Center (China) President
			Jun.	2007	Toyota Motor (China), Investment Co., Ltd. Chairman
			Jun.	2008	Toyota Motor (China), Investment Co., Ltd. Vice Chairman and President
			Jan.	2009	Toyota Motor (China), Investment Co., Ltd. Vice Chairman

(important concurrent duties)
Vice Chairman of Toyota Motor (China), Investment Co., Ltd.
Vice Chairman of FAW Toyota Motor Sales Co., Ltd.
Vice Chairman of FAW Toyota (Changchun) Engine Co., Ltd.
Chairman of GAC Toyota Engine Co., Ltd.
Vice Chairman of GAC Toyota Motor Co., Ltd.
Vice Chairman of Sichuan FAW Toyota Motor Co., Ltd.
Vice Chairman of Tianjin FAW Toyota Engine Co., Ltd.
Vice Chairman of Tianjin FAW Toyota Motor Co., Ltd.
Chairman of Toyota FAW (Tianjin) Dies Co., Ltd.
Vice Chairman of Tong Fang Global (Tianjin) Logistics Co., Ltd
Vice Chairman of Toyota Motor Technical Center (China) Co., Ltd

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no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC’s shares owned
14*	Mamoru Furuhashi (1/3/1950)	Senior Managing Director, Member of the Board - Government & Public Affairs Group (Chief Officer)	Apr.	1973	Joined TMC	25,000
			Jun.	2003	Managing Officer of TMC
			Jun.	2007	Senior Managing Director of TMC
15*	Iwao Nihashi (2/16/1950)	Senior Managing Director,	Apr.	1970	Joined TMC	12,800
		Member of the Board	Jun.	2003	Managing Officer of TMC
		- Quality Group (Chief Officer) - TQM Promotion Div.	Jun.	2008	Senior Managing Director of TMC
16*	Tadashi Yamashina (5/8/1951)	Senior Managing Director, Member of the Board - Technical Administration Group (Chief Officer) - Sports Vehicles Management Div. - Motor Sports Div.	Apr.	1977	Joined TMC	13,200
			Jan.	2001	Toyota Technical Center, U.S.A., Inc. President
			Jun.	2003	Managing Officer of TMC
			Jun.	2004	Retired from Toyota Technical Center, U.S.A., Inc. President
			Dec.	2006	Toyota Motorsport GmbH Vice Chairman
			Jun.	2007	Toyota Motorsport GmbH Chairman
			Jun.	2008	Senior Managing Director of TMC
			(important concurrent duties) Chairman of Toyota Motorsport GmbH
17*	Takahiko Ijichi (7/15/1952)	Senior Managing Director, Member of the Board - Accounting Group (Chief Officer)	Apr.	1976	Joined TMC	17,000
			Jun.	2004	Managing Officer of TMC
			Jun.	2008	Senior Managing Director of TMC
			(important concurrent duties) Corporate Auditor of HAMAMATSU PHOTONICS K.K.

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no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC’s shares owned
18*	Tetsuo Agata (4/26/1953)	Senior Managing Director, Member of the Board - President of Toyota Motor Engineering & Manufacturing North America, Inc.	Apr.	1976	Joined TMC	10,793
			Jun.	2004	Managing Officer of TMC
			Jul.	2006	Toyota Motor Europe NV/SA Executive Vice President
			Jun.	2008	Senior Managing Director of TMC
			Jun.	2008	Toyota Motor Engineering & Manufacturing North America, Inc. President
			Jul.	2008	Retired from Toyota Motor Europe NV/SA Executive Vice President

(important concurrent duties)
President of Toyota Motor Engineering & Manufacturing North America, Inc.
Vice President of Toyota Production System Support Center, Inc.
President of TABC Holding, Inc.
President of Toyota Motor Manufacturing, Northern Kentucky, Inc.

19*	Masamoto Maekawa (10/17/1949)	Senior Managing Director, Member of the Board - Japan Sales Operations Group (Chief Officer)	Apr.	1973	Joined Toyota Motor Sales Co., Ltd.	15,300
			Jun.	2003	Managing Officer of TMC
			Jun.	2007	Toyota Administa Corp. President
			Jun.	2007	Advisor of TMC
			Jun.	2009	Retired from Toyota Administa Corp. President
			Jun.	2009	Senior Managing Director of TMC
20*	Yasumori Ihara (11/17/1951)	Senior Managing Director, Member of the Board - Business Development Group (Chief Officer) - IT & ITS Group (Chief Officer) - Corporate Planning Div. - Research Div. - Environmental Affairs Div. - e-Toyota Div.	Apr.	1975	Joined Toyota Motor Sales Co., Ltd.	10,000
			Jun.	2004	Managing Officer of TMC
			Jun.	2007	Toyota Transportation Co., Ltd. President
			Jun.	2007	Advisor of TMC
			Jun.	2008	Retired from Advisor of TMC
			Jun.	2009	Retired from Toyota Transportation Co., Ltd. President
			Jun.	2009	Senior Managing Director of TMC
21*	Takahiro Iwase (5/28/1952)	Senior Managing Director, Member of the Board - Production Engineering Group (Chief Officer) - Manufacturing Group (Chief Officer) - Global Production Promotion Center (Chief Officer)	Apr.	1977	Joined TMC	11,700
			Jun.	2005	Managing Officer of TMC
			Jun.	2009	Senior Managing Director of TMC
			(important concurrent duties) Corporate Auditor of CHUO SPRING CO., LTD.

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no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC’s shares owned
22*	Yoshimasa Ishii (4/22/1953)	Senior Managing Director, Member of the Board - Operation Planning & Support Group (Chief Officer)	Apr.	1976	Joined Toyota Motor Sales Co., Ltd.	8,400
			Jun.	2005	Managing Officer of TMC
			Jun.	2009	Senior Managing Director of TMC
23*	Takeshi Shirane (9/5/1952)	Senior Managing Director, Member of the Board - Purchasing Group (Chief Officer)	Apr.	1977	Joined TMC	10,169
			Jun.	2005	Managing Officer of TMC
			Jun.	2009	Senior Managing Director of TMC
			(important concurrent duties) Corporate Auditor of SHIROKI CORPORATION Corporate Auditor of KYOWA LEATHER CLOTH CO., LTD.
24*	Yoshimi Inaba (2/24/1946)	Director, Member of the Board - North America Operations Group (Chief Officer) - President and COO of Toyota Motor North America, Inc.	Apr.	1968	Joined Toyota Motor Sales Co., Ltd.	37,000
			Jun.	1997	Director of TMC
			Jun.	1999	Toyota Motor Sales, U.S.A., Inc. President
			Jun.	2003	Retired from Toyota Motor Sales, U.S.A., Inc. President
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			Jun.	2007	Central Japan International Airport Co., Ltd. President
			Jun.	2007	Advisor of TMC
			Jun.	2009	Retired from Central Japan International Airport Co., Ltd. President
			Jun.	2009	Director of TMC
			Jun.	2009	Toyota Motor North America, Inc. President and COO

(important concurrent duties)
President and COO of Toyota Motor North America, Inc.
Chairman and CEO of Toyota Motor Sales, U.S.A. Inc.
Vice President of Calty Design Research, Inc.
President of Toyota Motor Personnel Services, U.S.A., Inc.

25*	Nampachi Hayashi (5/2/1943)	Director, Member of the Board - Order-to-Delivery Kaizen Promotion - Responsible for TPS Supervising - Responsible for TPS Thorough Promotion	Apr.	1966	Joined TMC	15,706
			Jul.	2001	Senior Technical Executive of TMC
			Jun.	2009	Director of TMC

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no.	Name (birth date)	Position and main areas of responsibility at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC’s shares owned
26	Nobuyori Kodaira (3/18/1949)	Managing Officer - Japan Sales Operations Group - Lexus Business Planning Div.	Apr.	1972	Joined Ministry of International Trade and Industry	4,000
			Jul.	2004	Director-General, Agency for Natural Resources and Energy
			Jul.	2006	Retired from Director-General, Agency for Natural Resources and Energy
			Aug.	2008	Advisor of TMC
			Jun.	2009	Managing Officer of TMC
27	Mitsuhisa Kato (3/2/1953)	—	Apr.	1975	Joined TMC	7,300
			Jun.	2004	Managing Officer of TMC
			Jun.	2006	Toyota Technocraft Co., Ltd. President
			Jun.	2006	Advisor of TMC
			Jun.	2007	Retired from Advisor of TMC
			(important concurrent duties) President of Toyota Technocraft Co., Ltd. President of TSC Inc.
Note: * indicates current Director of TMC.

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Proposed Resolution 3: Election of 3 Corporate Auditors

Corporate Auditors, Mr. Masaki Nakatsugawa, Mr. Yoichi Morishita and Mr. Akishige Okada will retire upon the expiration of their term of office at the conclusion of this General Shareholders’ Meeting. Accordingly, we hereby request that 3 Corporate Auditors be elected. The proposal of this resolution at this General Shareholders’ Meeting was consented by the Board of Corporate Auditors. The candidates for the positions of Corporate Auditor are as follows:

Following are the nominees
no.	Name (birth date)	Position at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC’s shares owned
1*	Masaki Nakatsugawa (1/29/1953)	Full-time Corporate Auditor	Apr.	1976	Joined Toyota Motor Sales Co., Ltd.	5,800
			Jan.	2002	Dispatched to Toyota Motor Thailand Co., Ltd.
			Oct.	2004	General Manager for Accounting Div. of TMC
			Jun.	2006	Full-time Corporate Auditor of TMC
2*	Yoichi Morishita (6/23/1934)	Outside Corporate Auditor	Apr.	1957	Joined Matsushita Electric Industrial Co., Ltd.	-
			Feb.	1987	Director of the same
			Jun.	1989	Managing Director of the same
			Jun.	1990	Senior Managing Director of the same
			Dec.	1992	Executive Vice President of the same
			Feb.	1993	President of the same
			Jun.	2000	Chairman of the same
			Jun.	2006	Outside Corporate Auditor of TMC
			Jun.	2006	Executive Advisor of Matsushita Electric Industrial Co., Ltd.
			Oct.	2008	Name of Matsushita Electric Industrial Co., Ltd. was changed to Panasonic Corporation
			Oct.	2008	Executive Advisor of Panasonic Corporation
			(important concurrent duties) Executive Advisor of Panasonic Corporation Outside Corporate Auditor of The Kansai Electric Power Co., Inc.

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no.	Name (birth date)	Position at Toyota Motor Corporation (“TMC”)	Brief career summary and important concurrent duties			No. of TMC’s shares owned
3*	Akishige Okada (4/9/1938)	Outside Corporate Auditor	Apr.	1963	Joined Mitsui Bank, Ltd.	-
			Jun.	1991	Director of Mitsui Taiyo Kobe Bank, Ltd.
			Jun.	1995	Managing Director of Sakura Bank, Ltd.
			Jun.	1996	Senior Managing Director of the same
			Jun.	1997	President of the same
			Apr.	2001	Chairman of Sumitomo Mitsui Banking Corporation
			Dec.	2002	Chairman of Sumitomo Mitsui Financial Group Inc. (concurrent)
			Jun.	2005	Retired from Chairman of Sumitomo Mitsui Financial Group Inc.
			Jun.	2005	Advisor of Sumitomo Mitsui Banking Corporation
			Jun.	2006	Outside Corporate Auditor of TMC

(important concurrent duties)
Advisor of Sumitomo Mitsui Banking Corporation
Outside Director of MITSUI & CO., LTD.
Outside Corporate Auditor of Mitsui Fudosan Co., Ltd.
Outside Director of DAICEL CHEMICAL INDUSTRIES, LTD.

Notes:	1. * indicates current Corporate Auditor of TMC.
2.	Matters related to the candidates for the position of Outside Corporate Auditor are as follows:
(1)	Mr. Yoichi Morishita and Mr. Akishige Okada are candidates for the position of Outside Corporate Auditor.
(2)	Reasons for their nomination as candidates for the position of Outside Corporate Auditor:
Mr. Yoichi Morishita and Mr. Akishige Okada have considerable experience and insight as corporate executives and are accordingly thought to execute their duties appropriately as Outside Corporate Auditors.
(3)
The Japan Fair Trade Commission passed a ruling against Matsushita Electric Industrial Co., Ltd. (currently Panasonic Corporation) related to sales activities for a traffic signal project commissioned by the Metropolitan Police Department in March 2006, when Mr. Yoichi Morishita was a Director for the said company. In September 2006, after he retired from his position as Director of the said company, the said company was ordered by the Commission to pay a fine related to the ruling.

(4)
MITSUI & CO., LTD., a company where Mr. Akishige Okada has served as an Outside Director since June 2003, has been implicated in the following cases of misconduct: Mitsui Oil (Asia) Pte. Ltd., its wholly-owned subsidiary in Singapore, concealed losses caused by the false reporting of market prices in naphtha trades; a business section of its Kyushu Brach Office was involved in inappropriate

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circular transactions, including fictitious transactions, with respect to agricultural materials etc. for local customers, between September 2000 and February 2008; and a business section of its Functional Chemicals Unit recorded fictitious transactions as exports to Southeast Asia, including Indonesia, between April 2004 and August 2008.
Mr. Akishige Okada had regularly made various kinds of recommendations at the board of directors’ meetings and other occasions from the viewpoint of reinforcing compliance and internal control. Since the discovery of the aforesaid cases of misconduct, he has made recommendations for and expressed opinions on the further enhancement of internal control to prevent recurrences.
MITSUI LIFE INSURANCE COMPANY LIMITED, a company where he has served as Outside Director since June 2008, received a business-improvement order pursuant to Article 132. Paragraph 1 of the Insurance Business Act from the Financial Services Agency in July 2008, The Company received the order because it was discovered that the company should have made additional payments as a result of an investigation conducted pursuant to the Agency’s February 2007 order directing the company to report on contracts under which events for insurance payments occurred between the fiscal years 2001 and 2005. Since his assumption of office as Outside Director, he has promoted the thorough implementation of measures to prevent recurrence, reinforce compliance with laws and regulations, and enhance internal control through discussions at the board of directors’ meetings and other occasions.
(5)	Number of years since assumption of office as an Outside Corporate Auditor of TMC (up to the conclusion of this General Shareholders’ Meeting):
Mr. Yoichi Morishita	4 years
Mr. Akishige Okada	4 years
(6)	Summary of liability limitation agreement
TMC has concluded liability limitation agreements with Mr. Yoichi Morishita and Mr. Akishige Okada to limit their liabilities as stipulated in Article 423, Paragraph 1 of the Corporation Act up to the total sum stipulated in Article 425, Paragraph 1 of the Corporation Act.

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Proposed Resolution 4:	Issuance of Stock Acquisition Rights for the Purpose of Granting Stock Options
Pursuant to Articles 236, 238 and 239 of the Corporation Act of Japan, we request authorization (i) to issue Stock Acquisition Rights to acquire TMC’s shares by making payment within the exercise period of the amount obtained by multiplying (i) the amount to be paid per share, which is calculated by adding (a) a certain ratio to (b) the share price as of the Allotment Date, by (ii) the Number of Shares to be Granted (i.e. Stock Options) without consideration, for the purpose of granting stock options, to Directors, Managing Officers, employees, and other persons in similar positions at TMC and its affiliates, and (ii) to delegate to the Board of Directors the determination of the terms and conditions of the offering of such rights.
Stock Acquisition Rights granted to Directors of TMC without consideration constitute remuneration other than cash of indeterminate value to Directors. Consequently, we also request approval of the calculation method to determine the value of the Stock Acquisition Rights allotted to Directors as remuneration.
In addition, if Proposed Resolution 2 “Election of 27 Directors” is approved, the 27 Directors will receive allotment of the Stock Acquisition Rights, and the maximum number of Stock Acquisition Rights to be allotted to the Directors of TMC shall be 9,200, considering the number of Stock Acquisition Rights granted for the purpose of existing stock options and other various factors.

1.	Reason for Issuance of Stock Acquisition Rights without Consideration

TMC will issue Stock Acquisition Rights to Directors, Managing Officers and employees, etc. of TMC and its affiliates in order to enhance enthusiasm and raise morale for improving business performance and thereby contribute to strengthening TMC’s international competitiveness.

2.	Summary of Terms of Issuance of Stock Acquisition Rights

(1)	Grantees of the Stock Acquisition Rights

Directors, Managing Officers and employees, etc. of TMC and its affiliates.

(2)	Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

Up to 3,600,000 shares of common stock of TMC.

Provided, however, that if the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is adjusted in accordance with (3) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Stock Acquisition Rights to be issued.

(3)	Total Number of Stock Acquisition Rights

Up to 36,000.

The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (the “Number of Shares to be Granted”) shall be 100; provided, however, that if TMC splits its shares (including the allotment of common stock to shareholders without consideration; hereinafter the same shall apply) or consolidates its shares after the allotment date of the Stock Acquisition Rights

16

(“Allotment Date”), the Number of Shares to be Granted shall be adjusted according to the following formula.

Number of Shares to be	=	Number of Shares to	x	Ratio of split
Granted after adjustment		be Granted before adjustment		(or consolidation)

The adjustment above shall be made only to the unexercised Stock Acquisition Rights remaining at the relevant time.  If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

(4)	Amount Paid for Issuance of Stock Acquisition Rights

No monetary payment shall be required for Stock Acquisition Rights for which the determination of the terms and conditions of the offering of such rights shall be delegated to the Board of Directors at this General Shareholders’ Meeting.

(5)	Amount of Assets to be Paid upon Exercise of Stock Acquisition Rights (Exercise Price)

The amount of assets to be paid upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid per share issued or transferred upon exercise of Stock Acquisition Rights (the “Exercise Price”) by the Number of Shares to be Granted. The Exercise Price shall be as follows.

The amount obtained by multiplying the closing price of TMC’s common stock in regular trading on the Tokyo Stock Exchange on the Allotment Date (if there is no transaction made on that day, then the closing price of the latest date prior to the Allotment Date on which a transaction was made) by 1.025, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.
In addition, the Exercise Price shall be adjusted as follows:

(i)
If TMC splits or consolidates its shares after the Allotment Date, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1
Ratio of split
(or consolidation)

(ii)
If TMC issues common stock or sells treasury stock of the common stock at a price below the market price after the Allotment Date, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.  No adjustment shall be made, however, in the event that Stock Acquisition Rights are exercised.

17

Exercise Price after adjustment	=	Exercise Price before adjustment	X	Number of outstanding shares	+	Number of shares newly issued	X	Amount to be paid per share
Market price
				Number of outstanding shares		+	Number of shares newly issued

“Number of outstanding shares” provided for in the above formula does not include the number of shares held by TMC as treasury stock and in the case where the treasury stock is to be sold, “Number of shares newly issued” shall be read as “Number of shares of treasury stock to be sold.”

(iii)
In the event that other class of stock is allotted without consideration to the holders of common stock, shares of another company are delivered to the holders of common stock of TMC as dividends, or in any other similar instance where an adjustment of the Exercise Price is required, in each case after the Allotment Date, an appropriate adjustment shall be made to the extent reasonable.

(6)	Exercise Period of the Stock Acquisition Rights

From August 1, 2012 to July 31, 2018.

(7)	Conditions of Exercise of Stock Acquisition Rights

(i)	Each Stock Acquisition Right may not be partially exercised.

(ii)
The grantees of the Stock Acquisition Rights must, at the time of the closing of the ordinary general shareholders’ meeting to be held for the last fiscal year ending within two (2) years after the closing of the FY2010 Ordinary General Shareholders’ Meeting, be a Director, Managing Officer or an employee, etc. of TMC or its affiliates to which he or she belongs at the time such rights are granted.

(iii)
The Stock Acquisition Rights may not be exercised, if the grantee loses his or her position as a Director, Managing Officer or an employee, etc. of TMC or its affiliates to which the grantee belongs at the time such rights are granted due to retirement of office or resignation for personal reasons, or removal from office or dismissal.

(iv)	Stock Acquisition Rights may not be inherited.

(v)	Other exercise conditions shall be provided for by the resolution of the FY2010 Ordinary General Shareholders’ Meeting and the resolution of the meeting of the Board of Directors.

(8)	Events and Conditions of Acquisition of Stock Acquisition Rights by TMC

Stock Acquisition Rights may be acquired by TMC without consideration, on a date that shall be provided by the Board of Directors, if a proposal on a merger agreement in which TMC will be dissolved, or a proposal on a share exchange agreement or a share transfer by which TMC will become a wholly-owned subsidiary of another company is approved at an ordinary general shareholders’ meeting.

18

(9)	Restriction on Transfer of Stock Acquisition Rights

Transfer of Stock Acquisition Rights shall be subject to approval of the Board of Directors.

(10)	Matters concerning the Paid-in Capital and Capital Reserve to be Increased due to the Issuance of Shares upon Exercise of Stock Acquisition Rights

(i)
Amount of paid-in capital to be increased due to the issuance of shares upon exercise of the Stock Acquisition Rights shall be half of the maximum amount of paid-in capital increase and others which is calculated in accordance with Article 17, Paragraph 1 of the Corporation Accounting Regulations, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

(ii)
Amount of capital reserve to be increased due to the issuance of shares upon exercise of the Stock Acquisition Rights shall be an amount determined by subtracting the amount of paid-in capital to be increased provided in the immediately preceding paragraph (i) from the maximum amount of increase in paid-in capital set forth in the immediately preceding paragraph (i).

(11)	Handling of Fraction

In the case where the number of shares to be issued or transferred to the grantee includes any fraction less than one (1) share, such fraction shall be rounded down.

(12)	Calculation Method of the Fair Value of Stock Acquisition Rights

The fair value of the Stock Acquisition Rights, which is the basis of calculating remuneration other than cash for Directors, shall be calculated by using the Black-Scholes model based on the various conditions on the Allotment Date.

Reference:	The fair value of the Stock Acquisition Rights as of March 31, 2010, calculated in accordance with the Black-Scholes model, is 906 yen per share.

19

<Information on Exercising Voting Rights by Mail or via the Internet>

[Exercising Voting Rights by Mail]
Please vote “yes” or “no” on each proposed resolution on the enclosed ballot form and return it to us no later than 5:30 p.m. on Wednesday, June 23, 2010.

[Exercising Voting Rights via the Internet]
Please access the website for exercising voting rights (http://www.evote.jp/) via a personal computer or a mobile phone (i-mode, EZweb, Yahoo! Keitai)*1, enter the login ID and temporary password supplied on the enclosed ballot form and then vote “yes” or “no” on each proposed resolution by following the instructions on the screen. (Please note that the website cannot be accessed between 2:00 a.m. and 5:00 a.m. daily.) When exercising your voting rights via the Internet, please also refer to the following information.

Website for exercising voting rights via the Internet: http://www.evote.jp/

If you have a mobile phone with barcode-reading functions, you can access the exclusive website for exercising voting rights by scanning the QR Code*2.
For instructions, please refer to the owner’s manual or operating instructions for your mobile phone.

*1	“i-mode”, “EZweb” and “Yahoo!” are the trademarks or the registered trademarks of NTT DoCoMo Inc., KDDI CORPORATION and Yahoo! Inc. (United States), respectively.

*2	“QR Code” is the registered trademark of DENSO WAVE INCORPORATED. It ‘s available in Japan only.

1.
To prevent unauthorized access and/or falsification of the contents of the exercised voting rights, shareholders using the website for exercising voting rights will be requested to change the temporary password.

2.
Although voting rights exercised via the Internet are accepted until 5:30 p.m. on Wednesday, June 23, 2010, we encourage you to exercise your voting rights earlier. If you have any questions or concerns, please contact the help desk shown below.

3.	In cases of duplicated exercise of voting rights by mail and via the Internet, the exercise of voting rights via the Internet will be treated as the valid exercise of voting rights.

4.	In cases of the exercise of voting rights multiple times via the Internet, the final exercise of voting rights will be treated as the valid exercise of voting rights.

5.
If you are exercising your voting rights via a mobile phone, please use either i-mode, EZweb or Yahoo! Keitai.  In order to ensure security, mobile phones that cannot send encrypted information (SSL transmission) cannot be used to exercise voting rights.

6.	Shareholders are responsible for all charges (charges for connection to an Internet service provider,

20

telephone charges, etc.) incurred when accessing the website for exercising voting rights.  In addition, shareholders using mobile phones shall also be responsible for packet transmission fees and other mobile phone charges incurred when accessing the website for exercising voting rights via mobile phones.

7.
In addition to the exercising voting rights via the Internet described above, institutional investors can use the electronic voting platform operated by ICJ, Inc. as another electronic means of voting at the Ordinary General Shareholders’ Meeting of TMC, provided that application for the use of the platform has been submitted in advance.

Contact for inquiries regarding the website for exercising voting rights:
Transfer Agent Department (Help Desk),
Mitsubishi UFJ Trust and Banking Corporation
Japan Toll-Free: (0120) 173-027 (Operating hours: 9:00 a.m. to 9:00 p.m.)

21

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Table of Contents

To Our Shareholders	2

(Attachment to the Notice of Convocation of FY2010 Ordinary General Shareholders’ Meeting) Business Report	3
1. Outlook of Associated Companies	3
2. Status of Shares	14
3. Status of Stock Acquisition Rights, Etc.	15
4. Status of Directors and Corporate Auditors	18
5. Status of Accounting Auditor	26
6. Basic Policy Regarding the System to Secure the Appropriateness of Business	27
Unconsolidated Financial Statements	30
UNCONSOLIDATED BALANCE SHEETS	30
UNCONSOLIDATED STATEMENTS OF INCOME	31
UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS	32
NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS	36
Independent Auditor’s Report (Certified Copy)	40
Consolidated Financial Statements	41
CONSOLIDATED BALANCE SHEETS	41
CONSOLIDATED STATEMENTS OF INCOME	42
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	43
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	45
Independent Auditor’s Report (Certified Copy)	47
Board of Corporate Auditors’ Report (Certified Copy)	48

Consolidated Business Results for FY2010 (Reference)	49
Segment Operating Results	49
Geographic Information	50

To Our Shareholders:

I would like to express our gratitude for your ongoing support and understanding of our company.

With respect to our recent decision on the recall and other measures which have caused concerns to our shareholders, we plan to take steps to further reinforce quality control and enhance communication with company-wide efforts. Specifically, we will listen carefully to customers’ opinions and demands, strengthen information-sharing capabilities on a global basis based on Toyota’s principle of “Genchi Genbutsu,” and identify areas from the viewpoint of customers and implement any necessary measures for improvement.

When I assumed the office of president in June of last year, I proposed the motto, “Let’s make better cars.” Since then, we have made company-wide efforts on (1) manufacturing products from a customer’s point of view with an emphasis on price and design, (2) promoting development of next-generation technologies in the areas of environment and energy to contribute to social development, and (3) implementing reforms for our profit structure and operations. From a medium- to long-term perspective, we made two very difficult decisions:

first, to terminate the production orders for NUMMI; second, to withdraw from Formula One.

With respect to business results, as a result of our continued efforts to improve our profit structure together with suppliers, and dealers, consolidated net income was 209.4 billion yen.

We will continue our efforts to further improve our corporate structure to realize sustainable growth. We will also focus on the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and security in order to survive tough competition. Considering these factors, we would like to propose a year-end dividend of 25 yen per share at the FY2010 Ordinary General Shareholders’ Meeting. This, combined with the interim dividend of 20 yen per share, will result in a total annual dividend of 45 yen per share for FY2010.

The business environment surrounding the automobile industry is expected to continue to undergo significant changes. We intend to respond to these changes in pursuit of our mission of “contributing to society through the manufacture of automobile. ” We are always grateful of the support of our many stakeholders, including our shareholders and customers, and will uphold our efforts to be a “trustworthy Toyota” by further enhancing transparency. We look forward to your ongoing support.

Akio Toyoda
President

Attachment to the Notice of Convocation of FY2010 Ordinary General Shareholders’ Meeting
Business Report (Fiscal Year under review: April 1, 2009 through March 31, 2010)

1. Outlook of Associated Companies

We are cognizant that the recalls and other remedial measures for multiple models in multiple countries implemented by Toyota Motor Corporation (“TMC”) and its consolidated subsidiaries (together “Toyota”) during the fiscal year have caused concerns among shareholders, customers, and the public. Therefore, before reporting on the course and results of our business for the fiscal year under review, we would first like to take the opportunity to describe our efforts going forward to respond to these quality-related matters. As part of our efforts, to alleviate customers’ concerns so that they will feel reassured in driving Toyota- and Lexus-brand vehicles, we have established a Special Committee for Global Quality and we plan to review all processes from design, procurement, production, and sales through service from the customers’ perspective, and identify areas and implement any necessary measures for improvement.

We will also strengthen our information-sharing capabilities on a global scale and engage outside experts to evaluate and verify the effectiveness of these efforts.

The Toyota Group places the safety of our customers above else. All of us in the Toyota Group, from executives to employees, are committed to doing our utmost to strengthen our quality base and to increase customer reliance, by strengthening quality control for our products and, we ask for our shareholders’ understanding and support.

(1) Progress and Achievement in Operation

General Economic Environment in FY2010

Reviewing the general economic environment for the fiscal year ended March 2010 (“FY2010”), the world economy bottomed out partially due to the effect of economic stimulus measures undertaken by various countries, and the business climate began to improve in Asia and other regions.

The Japanese economy also showed strong signs of recovery due to the increase in exports, especially to Asia, and the implementation of emergency economic measures. However, recovery of the Japanese economy has yet to become self-sustaining as unemployment rate is still at a high level and prices remain deflationary.

In the automotive industry, the market continued to expand in China, India, and other emerging countries. Meanwhile, the overall market conditions in the developed countries were difficult due to changes in the market structure resulting from shifts in consumer demand to compact cars and low-price cars, despite government efforts to stimulate demand.

Overview of Operations

In this challenging business environment, the Toyota Group pursued “product-oriented managment,” by reviewing all processes from technological development through manufacturing, sales, and service based on customers’ perspective to provide “good products” at “affordable prices.”

For example, the new Prius, which was launched last year, was well received by customers around the world for its outstanding fuel efficiency and its reasonable price, which were achieved by pursuing the most advanced technologies and through a companywide effort for cost improvement.

Toyota also promoted production of vehicles, tailored to each region. The new Sienna, which was released in North America, was designed and developed locally to cater to local needs.

In addition, in order to meet customer demands for vehicles with satisfactory performance at reasonable prices, Toyota decided to improve and develop current models instead of focusing only on regular model changes and introduction of new models. A major example of such is the decision to sell both the new and old models of the Corolla in China.

As mentioned above, Toyota has developed and released products tailored to the needs of customers in Japan and overseas, and devoted its effort to marketing activities with its dealers around the world. Despite such efforts, global vehicle sales for FY2010, including Daihatsu and Hino brands, decreased by 188 thousand units (or 2.3%) from FY2009 to a total of 8,139 thousand units, primarily due to the sluggish economic recovery in the developed countries and the effects of remedial measures such as the recent recalls.

Toyota captured changes in different countries and regions, and implemented prompt and detailed regional strategies by identifying areas where it would advance or areas from which it should withdraw. For example, the Etios was newly developed for the Indian market as a strategic model specifically for the emerging markets which are expected to expand.

In the United States, Toyota made a difficult decision to terminate vehicle production orders at New United Motor Manufacturing, Inc. (NUMMI), a joint venture with General Motors Company (GM), because the continuation of its contract with NUMMI would not be viable after GM’s decision to withdraw from the joint venture. In addition, after competing for eight years since 2002, Toyota decided to withdraw from the Formula One World Championship (F1) at the end of 2009. This decision was made after a comprehensive review of the company’s motor sports programs in the medium-to long-term, while also taking the difficult business environment into account.

In addition to the above, as a result of a companywide effort for cost improvement, reducing fixed cost, and other “emergency profit improvement activities”, Toyota was able to achieve a greater improvement than originally planned.

Consolidated Financial Results for FY2010

The consolidated financial results for FY2010 reflect the decline in vehicle sales and the appreciation of the value of the yen. Consolidated net revenues decreased by 1,578.6 billion yen (or 7.7%) to 18,950.9 billion yen compared with FY2009. Although there were quality-related expense and impact on sales as a result of quality-related matters, consolidated operating income increased by 608.5 billion yen to 147.5 billion yen compared with FY2009, as a result of the companywide effort for “profit improvement activities.” Consolidated net income attributable to Toyota Motor Corporation(*) for FY2010 increased by 646.4 billion yen to 209.4 billion yen compared with FY2009.

(*)	“Consolidated net income attributable to Toyota Motor Corporation” is equivalent to “Consolidated net income” up to FY2009.

The breakdown of consolidated net revenues is as follows:
Yen in millions
	FY2010 (April 2009 through March 2010)	FY2009 (April 2008 through March 2009)	Increase (Decrease)	Change (%)
Vehicles	14,309,595	15,635,490	(1,325,895)	(8.5)
Parts & components for overseas production	355,273	298,176	57,097	19.1
Parts	1,543,941	1,575,316	(31,375)	(2.0)
Other	978,499	1,041,519	(63,020)	(6.1)
Total Automotive	17,187,308	18,550,501	(1,363,193)	(7.3)
Financial Services	1,226,244	1,355,850	(129,606)	(9.6)
Other	537,421	623,219	(85,798)	(13.8)
Total	18,950,973	20,529,570	(1,578,597)	(7.7)
Notes:
1.	Consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
2.	The amounts represent net revenues from external customers.
3.	Net revenues do not include consumption taxes, etc.

Environmental Initiatives

While promoting business development under the current challenging business environment, Toyota considers addressing environmental issues as one of its top management priorities, and aims to curtail environmental burdens through measures such as reducing carbon dioxide emissions.

With regard to our hybrid system, our core technology to address environmental issues, we have been working to expand the lineup of hybrid vehicles and the markets. In FY2010, we launched four hybrid models in Japan and three in overseas countries, including the new Prius, the SAI (a sedan designed exclusively for the hybrid system), and the Lexus HS250h. As a result, accumulated unit sales of hybrid vehicles exceeded 2 million units, reaching 2,439 thousand units.

As part of our efforts to respond to the diversification of energy sources, we launched the Prius Plug-in Hybrid that can be charged from household power supplies.  The model has an improved EV millage as a result of significant increase in battery capacity.

Non-Automotive Operations

In non-automotive operations, we are also actively developing businesses to meet diverse customer needs. Our financial services business has been contributing to the promotion of sales of Toyota products, responding to various risks and providing financial services customized to customer needs and regional characteristics. With respect to the housing business, we decided to integrate all of its functions into Toyota Housing Corporation as of October 1, 2010. We intend to strengthen our expertise and pursue prompt decision making and flexible business management through joint efforts in development, production, and marketing.

(2) Funding

Capital investment in the automotive business is mainly financed with funds gained from business operations, borrowings and bond issues. Funds necessary for the financial services business are mainly financed through the issuance of bonds and medium-term notes, as well as from borrowings. The balance of debt as of the end of FY2010 was 12,513.4 billion yen.

(3) Capital Expenditures

As for capital expenditures, Toyota reviewed its plans for construction and, expansions of production capacity,  and decided to postpone or reduce the size of the projects. At the same time, Toyota focused its investment into strategic areas for the medium- to long-term such as hybrid vehicles and environmental measures. As a result of these efforts in making efficient investment, consolidated capital expenditures for FY2010 were 579 billion yen.

(4) Consolidated Financial Summary

Yen in millions unless otherwise stated
	FY2007 (April 2006 through March 2007)	FY2008 (April 2007 through March 2008)	FY2009 (April 2008 through March 2009)	FY2010 (April 2009 through March 2010)
Net revenues	23,948,091	26,289,240	20,529,570	18,950,973
Operating income (loss)	2,238,683	2,270,375	(461,011)	147,516
Net income (loss) attributable to Toyota Motor Corporation	1,644,032	1,717,879	(436,937)	209,456
Net income (loss) attributable to Toyota Motor Corporation per share - Basic (yen)	512.09	540.65	(139.13)	66.79
Shareholders’ equity	12,464,336	12,526,194	10,600,737	10,930,443
Total assets	32,574,779	32,458,320	29,062,037	30,349,287
Notes:
1.	Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2010.
2.	“Net income (loss) attributable to Toyota Motor Corporation” is equivalent to “Net income (loss)” up to FY2009.

(5) Issues to be Addressed

As for our future business environment, the economy in Asia is expected to recover, particularly in China, and the economy in developed countries are expected to pick up gradually. However, concerns for economic downturn, such as credit crunches in financial markets, decreasing employment, and increasing raw material prices still remain. The Japanese economy is expected to continue to recover backed by recovering economies in overseas countries and the effects of emergency economic measures by the government. However, concerns remain owing to the possibility of economic downturn in overseas countries and deflationary effects in addition to difficult employment situations.

While the automotive market is expected to expand over the medium- to long-term particularly in resource-rich countries and emerging countries, competition in the automotive market is intense globally, as shown in the fierce competition with respect to compact cars and low-price cars, and the acceleration in development of technologies and introduction of new products while environmental awareness is growing throughout the world.

The automotive market is expected to undergo significant changes in the future. The Toyota Group as a whole will make an even greater effort to address the following, in order to respond to the changing environment and realize further development.

First, by revisiting our fundamental principle of “Customer First,” all of our executives and employees in Japan and overseas will “humbly” listen to the opinions and demands of customers, prioritize safety and quality of vehicles, and strive “to manufacture safe and secure automobiles.”

Second, we intend to manufacture products, giving the foremost priority to customer safety and sense of security and focusing on price and design from the customers’ perspective, including the designing of a development process that ensure product safety and quality, and building of a product lineup that meet the demands of customers in each region, including emerging countries. In addition, we intend to pursue regional strategies suited to our capability and appreciated by customers and regional societies.

Third, we will promote R&D on environmental and energy technology for next-generation that contributes to the development of society. Examples include developing a low-cost hybrid system for its widespread use, and promoting the business strategies to expand the business of electric vehicles and plug-in hybrid vehicles.

Fourth, we will promote human resource development to support completeness and self-reliance in each region and continue to pursue “good automobile manufacturing.”

Fifth, we will establish a sustainable and stable profit structure through these business reforms and human resource developments under the challenging business environment.

Through these efforts, Toyota is working to enhance its corporate value by revisiting the Company’s founding mission of “contributing to society through the manufacture of automobiles,” and by making every effort to provide “good products at affordable prices” based on the principles of “Customer First” and “Genchi Genbutsu.” And, through further enhancement of corporate transparency and full observance of corporate ethics such as compliance with applicable laws and regulations, Toyota will fulfill its social responsibilities by carrying out its Corporate Social Responsibility (CSR).

Even under the difficult circumstances, we remain committed to rebuilding a strong, vibrant company together with all executives and employees, respecting to the words, “appreciation,” “humility,” and “belief.” We sincerely hope that our shareholders will continue to extend their patronage and support to us.

(6) Policy on Distribution of Surplus by Resolution of the Board of Directors

TMC deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value.

TMC will strive to continue to pay dividends while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.

In order to survive tough competition, TMC will utilize its internal funds mainly for the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and security.

TMC pays dividends twice a year – an interim dividend and a year-end dividend –, and in order to secure an opportunity to directly seek shareholders’ opinions, TMC will treat payments of year-end dividends as a matter to be resolved at the FY2010 Ordinary General Shareholders’ Meeting, even though TMC’s articles of incorporation stipulate that retained earnings can be distributed as dividends pursuant to the resolution of the board of directors.

TMC will not repurchase its own shares for the time being, as it decided to prioritize securing its cash reserves in consideration of uncertainties in the future global financial condition.

 Changes in Dividends per share
and Net Income/Loss (consolidated)
Yen
200
150
100
50
0
(100 million of yen)
20,000
15,000
10,000
6,000
0
-5,000
FY '01
'02
'03
'04
'05
'06
'07
'08
'09
'10

(7) Main Business

Business		Main products
Automotive Operations	Passenger vehicles
LS, LS600h, GS, GS450h, ES, HS250h, IS, IS F, IS C, SC, LX, GX, RX, RX450h
Century, Crown, Crown Hybrid, Mark X, Avalon, Camry, Camry Hybrid, SAI, Comfort, Premio, Allion, Avensis, Prius, Corolla, Belta, Scion tC, Blade, Matrix, Auris, Raum, Ractis, bB, Porte, ist, Vitz, Passo, iQ, Aygo, Mark X ZiO, Succeed Wagon, Probox Wagon, Estima, Estima Hybrid, Sienna, Isis, Innova, WISH, Sienta, Passo Sette, Avanza, Alphard, Vellfire, Hiace Wagon, Noah, Voxy, Land Cruiser Wagon, Sequoia, 4Runner, Harrier, Harrier Hybrid, Highlander, Highlander Hybrid, Fortuner, FJ Cruiser, Venza, Vanguard, RAV4, Rush, Volkswagen vehicles, etc.

	Trucks and buses	Succeed Van, Probox Van, Hiace, Regius Ace Van, Quick Delivery, Townace, Liteace, Tundra, Tacoma, Hilux, Dyna, Toyoace, Land Cruiser, Coaster, etc.
	Parts & components for overseas production	Various units and parts for overseas production
	Parts	Various maintenance parts for both domestic and overseas use
Financial Services Operations		Auto sales financing, leasing, etc.
Other Operations	Housing
Espacio GX, Espacio Mezzo, Espacio EF Urban Wind, Espacio EF3, Espacio EF, Sincé Aventino, Sincé Vietrois, Sincé Sorest, Sincé Cada, Sincé Smart Stage, Sincé Hugmi, Sincé piana, Vie α, Crest, T-fine, M&f, NS, DS, Le, ZELK, Season Stage, Sincé Smart Maison, T Stage, etc.

*	Hino brand products (trucks and buses) and Daihatsu brand products (mini-vehicles and passenger vehicles) are not included in the above table.

(8) Main Sites

<Toyota>

Name	Location

Head Office	Aichi Prefecture
Tokyo Head Office	Tokyo
Nagoya Office	Aichi Prefecture
Honsha Plant	Aichi Prefecture
Motomachi Plant	Aichi Prefecture
Kamigo Plant	Aichi Prefecture
Takaoka Plant	Aichi Prefecture
Miyoshi Plant	Aichi Prefecture
Tsutsumi Plant	Aichi Prefecture
Myochi Plant	Aichi Prefecture
Shimoyama Plant	Aichi Prefecture
Kinu-ura Plant	Aichi Prefecture
Tahara Plant	Aichi Prefecture
Teiho Plant	Aichi Prefecture
Hirose Plant	Aichi Prefecture
Higashi-Fuji Technical Center	Shizuoka Prefecture

<Domestic and overseas subsidiaries>
Please see section “(10) Status of Principal Subsidiaries.”

(9)  Employees

Number of employees	Increase (Decrease) from end of FY2009
320,590	(218)

(10) Status of Principal Subsidiaries

	Company name	Location	Capital/ subscription	Percentage ownership interest		Main business
			million yen
	Toyota Financial Services Corporation	Aichi Prefecture	78,525	100.00		Management of domestic and overseas financial companies, etc.
	Hino Motors, Ltd.	Tokyo	72,717	50.21	*	Manufacture and sales of automobiles
Japan	Toyota Motor Kyushu, Inc.	Fukuoka Prefecture	45,000	100.00		Manufacture and sales of automobiles
	Daihatsu Motor Co., Ltd.	Osaka Prefecture	28,404	51.35	*	Manufacture and sales of automobiles
	Toyota Finance Corporation	Tokyo	16,500	100.00	*	Finance of automobile sales, card business
	Toyota Auto Body Co., Ltd.	Aichi Prefecture	10,371	56.28	*	Manufacture and sales of automobiles
	Kanto Auto Works, Ltd.	Kanagawa Prefecture	6,850	50.47	*	Manufacture and sales of automobiles
			in thousands
	Toyota Motor Engineering & Manufacturing North America, Inc.	U.S.A.	USD 1,958,949	100.00	*	Management of manufacturing companies in North America
	Toyota Motor Manufacturing, Kentucky, Inc.	U.S.A.	USD 1,180,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor North America, Inc.	U.S.A.	USD 1,005,400	100.00	*	Government, public affairs and research of North America
North America	Toyota Motor Credit Corporation	U.S.A.	USD 915,000	100.00	*	Finance of automobile sales
	Toyota Motor Manufacturing, Indiana, Inc.	U.S.A.	USD 620,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing, Texas, Inc.	U.S.A.	USD 510,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Sales, U.S.A., Inc.	U.S.A.	USD 365,000	100.00	*	Sales of automobiles
	Toyota Motor Manufacturing Canada Inc.	Canada	CAD 680,000	100.00		Manufacture and sales of automobiles
	Toyota Credit Canada Inc.	Canada	CAD 60,000	100.00	*	Finance of automobile sales
			in thousands
	Toyota Motor Europe NV/SA	Belgium	EUR 2,524,346	100.00		Management of all European affiliates
Europe	Toyota Motor Manufacturing France S.A.S.	France	EUR 380,078	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Italia S.p.A.	Italy	EUR 38,958	100.00	*	Sales of automobiles
	Toyota Kreditbank GmbH	Germany	EUR 30,000	100.00	*	Finance of automobile sales
	Toyota Deutschland GmbH	Germany	EUR 5,726	100.00	*	Sales of automobiles
	Toyota France S.A.S.	France	EUR 2,123	100.00	*	Sales of automobiles

	Company name	Location	Capital/ subscription	Percentage ownership interest		Main business
			in thousands
	Toyota Motor Finance (Netherlands) B.V.	Netherlands	EUR 908	100.00	*	Loans to overseas Toyota related companies
Europe	Toyota Motor Manufacturing (UK) Ltd.	U.K.	GBP 300,000	100.00	*	Manufacture and sales of automobiles
	Toyota (GB) PLC	U.K.	GBP 2,600	100.00	*	Sales of automobiles
	OOO “TOYOTA MOTOR”	Russia	RUB 37,569	100.00	*	Sales of automobiles
			in thousands
	Toyota Motor (China) Investment Co., Ltd.	China	USD 118,740	100.00		Sales of automobiles
	P.T. Toyota Motor Manufacturing Indonesia	Indonesia	IDR 19,523,503	95.00		Manufacture and sales of automobiles
Asia	Toyota Motor Asia Pacific Pte Ltd.	Singapore	SGD 6,000	100.00		Sales of automobiles
	Toyota Motor Thailand Co., Ltd.	Thailand	THB 7,520,000	86.43		Manufacture and sales of automobiles
	Toyota Leasing (Thailand) Co., Ltd.	Thailand	THB 6,000,000	79.17	*	Finance of automobile sales
	Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Thailand	THB 1,300,000	100.00	*	Production support for entities in Asia and Oceania
			in thousands
	Toyota Motor Corporation Australia Ltd.	Australia	AUD 481,100	100.00		Manufacture and sales of automobiles
Other	Toyota Finance Australia Ltd.	Australia	AUD 120,000	100.00	*	Finance of automobile sales
	Toyota do Brasil Ltda.	Brazil	BRL 709,980	100.00		Manufacture and sales of automobiles
	Toyota South Africa Motors (Pty) Ltd.	South Africa	ZAR 50	100.00	*	Manufacture and sales of automobiles
Notes:
1.	* Indicates that the ownership interest includes such ratio of the subsidiaries.
2.	The ownership interests are calculated based on the total number of shares issued at the end of the fiscal year.

2. Status of Shares

(1) Total Number of Shares Authorized	10,000,000,000 shares

(2) Total Number of Shares Issued	3,447,997,492 shares

(3) Number of Shareholders	660,922

(4) Major Shareholders
Name of Shareholders	Number of shares	Percentage of shareholding
	(1,000 shares)	(%)
Japan Trustee Services Bank, Ltd.	355,468	11.34
Toyota Industries Corporation	201,195	6.42
The Master Trust Bank of Japan, Ltd.	191,402	6.10
Nippon Life Insurance Company	130,469	4.16
State Street Bank and Trust Company	87,827	2.80
Trust & Custody Services Bank, Ltd.	86,649	2.76
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	79,850	2.55
Tokio Marine & Nichido Fire Insurance Co., Ltd.	77,431	2.47
Mitsui Sumitomo Insurance Company, Limited	65,166	2.08
DENSO CORPORATION	58,678	1.87
Notes:
1.
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is the nominee of the Bank of New York Mellon, which is the Depositary for holders of TMC's American Depositary Receipts (ADRs).

2.	The percentage of shareholding is calculated after deducting the number of shares of treasury stock (312,001 thousand shares) from the total number of shares issued.

3. Status of Stock Acquisition Rights, Etc.

(1) Status of Stock Acquisition Rights as of the End of FY2010
1)	Number of Stock Acquisition Rights issued:
160,480

2)	Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights
16,048,000 shares of common stock of TMC (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is 100).

3)	Stock Acquisition Rights held by TMC’s Directors and Corporate Auditors

	Series (Exercise price)	Exercise Period	Number of Stock Acquisition Rights	Number of holders
	3rd (4,541 yen)	From August 1, 2006 to July 31, 2010	1,458	15
	4th (4,377 yen)	From August 1, 2007 to July 31, 2011	3,231	26
Directors	5th (6,140 yen)	From August 1, 2008 to July 31, 2014	6,700	26
	6th (7,278 yen)	From August 1, 2009 to July 31, 2015	7,200	26
	7th (4,726 yen)	From August 1, 2010 to July 31, 2016	7,700	26
	8th (4,193 yen)	From August 1, 2011 to July 31, 2017	9,700	29
Corporate	3rd (4,541 yen)	From August 1, 2006 to July 31, 2010	100	1
Auditors	4th (4,377 yen)	From August 1, 2007 to July 31, 2011	99	1
Note:
The Stock Acquisition Rights held by Corporate Auditors in the above table have been acquired prior to their assumption of office and are exercisable by Corporate Auditors.

(2) Status of Stock Acquisition Rights Issued during FY2010

1)	Number of Stock Acquisition Rights issued:
34,920

2)	Type and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights
3,492,000 shares of common stock of TMC (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is 100).

3)	Issue price of Stock Acquisition Rights
Stock Acquisition Rights shall be issued without consideration.

4)	Exercise price per Stock Acquisition Right
4,193.00 yen

5)	Conditions of exercise of Stock Acquisition Rights
(i)	The exercise period of the Stock Acquisition Rights is from August 1, 2011 to July 31, 2017.
(ii)	A Stock Acquisition Right may not be partially exercised.
(iii)
The grantees of the Stock Acquisition Rights must, at the time of the closing of the Ordinary General Shareholders’ Meeting to be held for the last fiscal year ending within two (2) years after the closing of the FY2009 Ordinary General Shareholders’ Meeting, be a Director, Managing Officer, employee, etc. of TMC or its affiliates to which the grantee belongs at the time such rights are granted.

(iv)
The Stock Acquisition Rights may not be exercised, if the grantee of the Stock Acquisition Rights loses his or her position as a Director, Managing Officer or an employee, etc. of TMC or its affiliates to which the grantee belongs at the time such rights are granted due to retirement of office or resignation for personal reasons, or removal from office or dismissal.

(v)	Stock Acquisition Rights may not be inherited.
(vi)
Other exercise conditions shall be provided for in “Agreement for the Grant of Options to acquire common shares of Toyota Motor Corporation” between TMC and the grantees of the Stock Acquisition Rights.

6)	Events and conditions of acquisition of Stock Acquisition Rights by TMC
Stock Acquisition Rights may be acquired by TMC without consideration, on a date that shall be provided by the Board of Directors, if the Ordinary General Shareholders’ Meeting approves a proposal on a merger agreement in which TMC will be dissolved, or a proposal on a share exchange agreement or a share transfer by which TMC will become a wholly-owned subsidiary of another company.

7)	Details of Preferential Conditions
TMC issued Stock Acquisition Rights without consideration to Directors, Managing Officers and employees, etc., of TMC and its affiliates.

8)	Breakdown of Stock Acquisition Rights granted to Managing Officers, engineers and employees of TMC, Officers and employees of TMC’s subsidiaries, and employees of TMC’s affiliates

	Number of Stock Acquisition Rights	Type and number of shares to be issued or transferred upon the exercise of Stock Acquisition Rights (common stock)	Total number of persons to whom Stock Acquisition Rights were granted
Managing Officers of TMC	10,000	1,000,000 shares	50
Engineers of TMC	600	60,000 shares	6
Employees of TMC	10,640	1,064,000 shares	478
Officers and employees of TMC’s subsidiaries	3,890	389,000 shares	78
Employees of TMC’s affiliates	90	9,000 shares	3

4. Status of Directors and Corporate Auditors
(1) Directors and Corporate Auditors

Name	Position	Main areas of responsibility	Important concurrent duties
Fujio Cho	*Chairman of the Board
 - Corporate Auditor of DENSO CORPORATION
 - Director of Central Japan Railway Company
 - Director of SONY CORPORATION
 - President and Representative Director of Toyota Kuragaike Kaihatsu Kabushiki Kaisha

Katsuaki Watanabe	*Vice Chairman of the Board		- Corporate Auditor of KDDI CORPORATION - Corporate Auditor of Toyota Industries Corporation - Director of Aioi Insurance Co., Ltd.
Kazuo Okamoto	*Vice Chairman of the Board		- Director of Toyota Boshoku Corporation - Corporate Auditor of Toyoda Gosei Co., Ltd.
Akio Toyoda	* President, Member of the Board
 - Corporate Auditor of Toyota Boshoku Corporation
 - Chairman and CEO of Toyota Motor North America, Inc.
 - Chairman of Toyota Motor (China) Investment Co., Ltd.
 - Chairman of Toyota Motor Europe NV/SA
 - Chairman and Representative Director of Toyota Motor Sales & Marketing Corporation

Takeshi Uchiyamada	*Executive Vice President, Member of the Board
 - Product Management
 - Research & Development (Technical Administration, Sports Vehicle Management, Product Development, Design, R&D Group 1, R&D Management, Higashifuji Technical Administration, Vehicle Control System Development, Advanced Vehicle Control System Development, Automotive Software Engineering, R&D Group 2)
 - Design Group (Chief Officer)
 - Product Management Div.
- Director of JTEKT Corporation - Vice President of Calty Design Research, Inc.

Name	Position	Main areas of responsibility	Important concurrent duties
Yukitoshi Funo	*Executive Vice President, Member of the Board
 - Government & Public Affairs
 - China Operations
 - Asia & Oceania Operations
 - Middle East Operations, Africa and Latin America Operations
 - Operation Planning & Support
 - Lexus Product & Marketing Planning
 - Middle East, Africa and Latin America Operations Group (Chief Officer)
- Corporate Auditor of Toyota Tsusho Corporation
Atsushi Niimi	*Executive Vice President, Member of the Board
 - CSR & Environmental Affairs
 - North America Operations
 - Strategic Production Planning
 - Production Engineering
 - Manufacturing
 - Strategic Production Planning Group (Chief Officer)
 - Battery Production Engineering Development Div.
 - Fuel Cell Production Engineering Div.
- Chairman of Toyota Motor Engineering & Manufacturing North America, Inc. - Chairman of Toyota Motor Technical Center (China) Co., Ltd. - Corporate Auditor of JTEKT Corporation
Shinichi Sasaki	*Executive Vice President, Member of the Board	- Corporate Planning - Research - TQM Promotion - e-TOYOTA - Business Development - IT & ITS - Information Systems - Purchasing - Europe Operations - Customer Service - Quality - Global Audit Dept.	- Director of KDDI CORPORATION - Corporate Auditor of Toyota Industries Corporation
Yoichiro Ichimaru	*Executive Vice President, Member of the Board	- General Administration & Human Resources - Accounting - Japan Sales	- Corporate Auditor of Aichi Steel Corporation - Corporate Auditor of Aioi Insurance Co., Ltd.
Teiji Tachibana	Senior Managing Director, Member of the Board	- Housing Group (Chief Officer)	- Chairman and Representative Director of Toyota Housing Corporation - Director of MISAWA HOMES CO., LTD.
Akira Okabe	Senior Managing Director, Member of the Board	- Asia & Oceania Operations Group (Chief Officer) - Middle East, Africa and Latin America Operations Group (Deputy Chief Officer)	- Chairman of Toyota Motor Asia Pacific Pte Ltd. - Chairman of Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.

Name	Position	Main areas of responsibility	Important concurrent duties
Shinzo Kobuki	Senior Managing Director, Member of the Board
 - R&D Group 2 (Chief Officer)
 - Higashifuji Technical Center (General Manager)
 - R&D Management Div.
 - Vehicle Control System Development Div.
 - Advanced Vehicle Control System Development Div.
 - Automotive Software Engineering Div.
- Director of HAMAMATSU PHOTONICS K.K.
Akira Sasaki	Senior Managing Director, Member of the Board	- China Operations Group (Chief Officer) - Vice Chairman of Toyota Motor (China) Investment Co., Ltd.
 - Vice Chairman of Toyota Motor (China) Investment Co., Ltd.
 - Vice Chairman of FAW Toyota Motor Sales Co., Ltd.
 - Vice Chairman of FAW Toyota (Changchun) Engine Co., Ltd.
 - Chairman of GAC Toyota Engine Co., Ltd.
 - Vice Chairman of GAC Toyota Motor Co., Ltd.
 - Vice Chairman of Sichuan FAW Toyota Motor Co., Ltd.
 - Vice Chairman of Tianjin FAW Toyota Engine Co., Ltd.
 - Vice Chairman of Tianjin FAW Toyota Motor Co., Ltd.
 - Chairman of Toyota FAW (Tianjin) Dies Co., Ltd.
 - Vice Chairman of Tong Fang Global (Tianjin) Logistics Co., Ltd
 - Vice Chairman of Toyota Motor Technical Center (China) Co., Ltd.

Tadashi Arashima	Senior Managing Director, Member of the Board	- Europe Operations Group (Chief Officer) - President of Toyota Motor Europe NV/SA	- President of Toyota Motor Europe NV/SA - Vice Chairman of Bauda A/S
Mamoru Furuhashi	Senior Managing Director, Member of the Board	- Government & Public Affairs Group (Chief Officer)
Satoshi Ozawa	Senior Managing Director, Member of the Board	- General Administration & Human Resources Group (Chief Officer) - Information Systems Group (Chief Officer)
Iwao Nihashi	Senior Managing Director, Member of the Board	- Quality Group (Chief Officer) - TQM Promotion Div.
Yasuhiko Ichihashi	Senior Managing Director, Member of the Board	- Product Development Group (Chief Officer) - R&D Group 1 (Chief Officer)	- Corporate Auditor of TOKAI RIKA CO., LTD.

Name	Position	Main areas of responsibility	Important concurrent duties
Tadashi Yamashina	Senior Managing Director, Member of the Board	- Technical Administration Group (Chief Officer) - Sports Vehicle Management Div. - Motor Sports Div.	- Chairman of Toyota Motorsport GmbH
Takahiko Ijichi	Senior Managing Director, Member of the Board	- Accounting Group (Chief Officer)	- Corporate Auditor of HAMAMATSU PHOTONICS K.K.
Tetsuo Agata	Senior Managing Director, Member of the Board	- President of Toyota Motor Engineering & Manufacturing North America, Inc.
 - President of Toyota Motor Engineering & Manufacturing North America, Inc.
 - Vice President of Toyota Production System Support Center, Inc.
 - President of TABC Holding, Inc.
 - President of Toyota Motor Manufacturing, Northern Kentucky, Inc.

Masamoto Maekawa	Senior Managing Director, Member of the Board	- Japan Sales Operations Group (Chief Officer)
Yasumori Ihara	Senior Managing Director, Member of the Board	- Business Development Group (Chief Officer) - IT & ITS Group (Chief Officer) - Corporate Planning Div. - Research Div. - CSR & Environmental Affairs Div. - e-TOYOTA Div.
Toshio Furutani	Senior Managing Director, Member of the Board	- Customer Service Operations Group (Chief Officer) - Lexus Product & Marketing Planning Div. - LEXUS Japan Sales & Marketing Div. - LEXUS Development Center
Takahiro Iwase	Senior Managing Director, Member of the Board	- Production Engineering Group (Chief Officer) - Manufacturing Group (Chief Officer) - Global Production Center (General Manager)	- Corporate Auditor of CHUO SPRING CO.,LTD.
Yoshimasa Ishii	Senior Managing Director, Member of the Board	- Operation Planning & Support Group (Chief Officer)
Takeshi Shirane	Senior Managing Director, Member of the Board	- Purchasing Group (Chief Officer)	- Corporate Auditor of SHIROKI CORPORATION - Corporate Auditor of KYOWA LEATHER CLOTH CO., LTD.

Name	Position	Main areas of responsibility	Important concurrent duties
Yoshimi Inaba	Director, Member of the Board	- North America Operations Group (Chief Officer) - President and COO of Toyota Motor North America, Inc.
 - President and COO of Toyota Motor North America, Inc.
 - Chairman and CEO of Toyota Motor Sales, U.S.A., Inc.
 - Vice President of Calty Design Research, Inc.
 - President of Toyota Motor Personnel Services, U.S.A., Inc.

Nampachi Hayashi	Director, Member of the Board	- Responsible for Order-to-Delivery KAIZEN Promotion - Responsible for TPS Supervising - Responsible for TPS Thorough Promotion
Yoshikazu Amano	Full-time Corporate Auditor
Chiaki Yamaguchi	Full-time Corporate Auditor
Masaki Nakatsugawa	Full-time Corporate Auditor
Yoichi Kaya	Corporate Auditor		- Senior Vice President of Research Institute of Innovative Technology for the Earth - Outside Corporate Auditor of NIPPON STEEL CORPORATION
Yoichi Morishita	Corporate Auditor		- Corporate Counsellor of Panasonic Corporation - Outside Corporate Auditor of The Kansai Electric Power Co., Inc.
Akishige Okada	Corporate Auditor		- Advisor of Sumitomo Mitsui Banking Corporation - Outside Director of MITSUI & CO., LTD. - Outside Corporate Auditor of Mitsui Fudosan Co., Ltd. - Outside Director of DAICEL CHEMICAL INDUSTRIES, LTD.
Kunihiro Matsuo	Corporate Auditor
 - Attorney
 - Outside Director of Asahi Glass Co., Ltd.
 - Outside Corporate Auditor of MITSUI & CO., LTD.
 - Outside Corporate Auditor of Sompo Japan Insurance Inc.
 - Outside Corporate Auditor of KOMATSU LTD.

Notes:
1.	* Representative Director
2.
Mr. Yoichi Kaya, Mr. Yoichi Morishita, Mr. Akishige Okada and Mr. Kunihiro Matsuo, all of whom are Corporate Auditors, are Outside Corporate Auditors as provided in Article 2, Item 16 of the Corporation Act.

3.	The “Important concurrent duties” are listed chronologically, in principle, based on the dates the executives assumed their present positions.
4.
Mr. Satoshi Ozawa, Senior Managing Director, assumed the position of Executive Vice President and Representative Director on May 1, 2010. The main areas of responsibility were changed as of the same day, as follows:

Name	Position	Main areas of responsibility
Yukitoshi Funo	* Executive Vice President, Member of the Board
 - Government & Public Affairs
 - Asia & Oceania Operations
 - Middle East Operations, Africa and Latin America Operations
 - Operation Planning & Support
 - Lexus Product & Marketing Planning
 - Middle East, Africa and Latin America Operations Group (Chief Officer)

Atsushi Niimi	* Executive Vice President, Member of the Board
 - CSR & Environmental Affairs
 - North America Operations
 - China Operations
 - Strategic Production Planning
 - Production Engineering
 - Manufacturing
 - Strategic Production Planning Group (Chief Officer)
 - Battery Production Engineering Development Div.
 - Fuel Cell Production Engineering Div.

Shinichi Sasaki	* Executive Vice President, Member of the Board	- TQM Promotion - e-TOYOTA - Business Development - IT & ITS - Information Systems - Purchasing - Customer Service - Quality - Information Systems Group (Chief Officer)
Yoichiro Ichimaru	* Executive Vice President, Member of the Board	- Corporate Planning - Research - Japan Sales
Satoshi Ozawa	* Executive Vice President, Member of the Board	- General Administration & Human Resources - Accounting - Europe Operations - General Administration & Human Resources Group (Chief Officer) - Global Audit Dept.
Note:
* Representative Director

(2) Amount of Compensation to Directors and Corporate Auditors for FY2010

Category	Directors		Corporate Auditors (incl. Outside Corporate Auditors)		Total
	No. of persons	Amount (million yen)	No. of persons	Amount (million yen)	No. of persons	Amount (million yen)
Compensation to Directors and Corporate Auditors	38	1,426	7 (4)	210 (57)	45	1,636
Executive bonus	-	-			-	-
Total		1,426		210 (57)		1,636
Notes:
1.	The number of persons includes those eligible to receive compensation in FY2010, not those in office.
2.	No bonus for FY2010 is payable to Directors.
3.	In addition to the above, the following accounting cost is recorded as non-monetary compensation to Directors:
Stock option (Resolutions of the FY2007 Ordinary General Shareholders’ Meeting held on June 22, 2007, the FY2008 Ordinary General Shareholders’ Meeting held on June 24, 2008, and the FY2009 Ordinary General Shareholders’ Meeting held on June 23, 2009)
593 million yen for 38 Directors

*  A stock option, as granted to Directors, is a “rights to acquire TMC’s shares by making payment within the exercise period of the amount obtained by multiplying the amount to be paid per share, which is calculated by adding a certain ratio to the share price as of the allotment date, by the number of shares to be granted,” and this corresponds to a “Non-monetary compensation.” The figures stated above are amounts recorded as accounting costs for FY2010 from among the fair values of stock options calculated based on various conditions as of the allotment date.

(3)	Status of Outside Corporate Auditors

1)	Major activities for FY2010

Name	Attendance (total attended/total held)
Yoichi Kaya	Directors’ meetings 13/20	Corporate Auditors’ meetings 14/17
Yoichi Morishita	Directors’ meetings 17/20	Corporate Auditors’ meetings 17/17
Akishige Okada	Directors’ meetings 15/20	Corporate Auditors’ meetings 14/17
Kunihiro Matsuo	Directors’ meetings 15/20	Corporate Auditors’ meetings 14/17

Each Outside Corporate Auditor contributed by giving opinions based on his experience and insight.

2) Details of liability limitation agreements
Agreements between the Outside Corporate Auditors and TMC to limit liability as stipulated in Article 423, Paragraph 1 of the Corporation Act, with the liability limited to the amount stipulated in Article 425, Paragraph 1 of the Corporation Act.

5. Status of Accounting Auditor
(1) Name of Accounting Auditor
PricewaterhouseCoopers Aarata

(2) Compensation to Accounting Auditor for FY2010
1)	Total compensation and other amounts paid by Toyota Motor Corporation (“TMC”) for the services provided in Article 2, Paragraph 1 of the Certified Public Accountant Law of Japan
844 million yen
2)	Total amount of cash and other property benefits paid by TMC and its consolidated subsidiaries (together, “Toyota”)
1,892 million yen
Notes:
1.	The amount in 1) above includes compensation for audits performed in compliance with the Financial Instruments and Exchange Law.
2.
The amount in 2) above includes compensation for advice and consultation concerning accounting and information disclosure that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountant Law of Japan.

3.	Among principal subsidiaries of TMC, overseas subsidiaries are audited by certified public accountants or audit firms other than PricewaterhouseCoopers Aarata.

(3) Policy regarding decisions on the dismissal or non-reappointment of the Accounting Auditor
It is a policy of TMC that, if it is deemed that the Accounting Auditor will have difficulty in conducting an audit appropriately because of the occurrence of an event stipulated in laws or regulations or an event that interferes with the eligibility or independence of the Accounting Auditor, TMC shall determine whether to dismiss or refrain from reappointing the Accounting Auditor, as needed.

6. Basic Policy Regarding the System to Secure the Appropriateness of Business
TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the “Guiding Principles at Toyota” and the “Toyota Code of Conduct.” TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

Accordingly, TMC has developed its basic policy regarding the following items as stipulated in the Corporation Act:

(1)	System to ensure that the Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation
1)
TMC will ensure that Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Directors.

2)
TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

3)
TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance, and risk management at the CSR Committee and other meetings. TMC will also discuss and decide, at the meetings of various cross-sectional decision-making bodies, policies and systems to monitor and respond to risks relating to organizational function.

(2)	System to retain and manage information relating to performance of duties by Directors
Information relating to exercising duties by Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

(3)	Rules and systems related to the management of risk of loss
1)
TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

2)
TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee.

3)
TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing rules or preparing and delivering manuals and by other means, as necessary, in each relevant division.

4)	As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

(4)	System to ensure that Directors exercise their duties efficiently
1)	TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company’s policies for each fiscal term.
2)
The Chief Officer, as a liaising officer between the management and operational functions, will direct and supervise Managing Officers based on the management policies and delegate the executive authority over each division to the Managing Officers so that flexible and timely decision making can be achieved.

3)	TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts, and reflect those opinions in TMC’s management and corporate activities.

(5)	System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation
1)	TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.
2)
TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks among others, and report the result to the CSR Committee and other committees.

3)
TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its corporate ethics inquiry office and other channels.

(6)	System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries
1)
TMC will expand the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries as Toyota’s common charter of conduct, and develop and maintain a sound environment of internal controls for Toyota. TMC will also promote the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” through personal exchange.

2)
TMC will manage its subsidiaries in a comprehensive manner by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

(7)	System concerning employees who assist the Corporate Auditors when required
TMC will establish a Corporate Auditors Department and assign a number of full-time staff to support this function.

(8)	Independence of the employees described in the preceding item (7) from Directors
Any changes in personnel in the Corporate Auditors Department will require prior consent of the Board of Corporate Auditors or a full-time Corporate Auditor selected by the Board of Corporate Auditors.

(9)	System for Directors and employees to report to Corporate Auditors, and other relative systems
1)
Directors, from time to time, will properly report to the Corporate Auditors any major business operations through the divisions in charge. If any fact that may cause significant damage to the Company is discovered, they will report the matter to the Corporate Auditors immediately.

2)	Directors, Managing Officers, and employees will report to Corporate Auditors on the business upon requests by the Corporate Auditors, periodically and as needed.

(10)	Other systems to ensure that the Corporate Auditors conducted audits effectively
TMC will ensure that the Corporate Auditors attend major Board of Directors’ meeting, inspect important Company documents, and make opportunities to exchange information between the Corporate Auditors and Accounting Auditor periodically and as needed, as well as appoint external experts.

Unconsolidated Financial Statements
UNCONSOLIDATED BALANCE SHEETS
(Million yen; amounts less than one million yen are omitted)
	FY2010 (As of March 31, 2010)	FY2009 (Reference) (As of March 31, 2009)		FY2010 (As of March 31, 2010)	FY2009 (Reference) (As of March 31, 2009)
(Assets)			(Liabilities)
Current assets	4,834,106	3,541,378	Current liabilities	2,535,200	1,483,718
Cash and deposits	43,181	24,067	Trade notes payable	894	585
Trade accounts receivable	1,108,417	565,881	Trade accounts payable	1,023,947	520,731
Marketable securities	2,177,316	1,223,909	Current portion of long-term borrowings	150,000	―
Finished goods	120,817	89,164	Current portion of bonds	50,000	―
Work in process	72,720	112,289	Other payables	297,681	376,129
Raw materials and supplies	59,653	77,856	Accrued expenses	634,221	448,887
Income taxes receivable	5,255	205,275	Deposits received	352,914	122,901
Short-term loans	383,137	732,141	Others	25,540	14,482
Deferred tax assets	318,318	219,710	Long-term liabilities	1,177,884	1,028,026
Others	546,986	296,882	Bonds	530,000	450,000
Less: allowance for doubtful accounts	(1,700)	(5,800)	Long-term borrowings	363,185	300,000
Fixed assets	5,516,670	5,622,283	Allowance for retirement benefits	270,635	274,445
Property, plant and equipment	1,338,377	1,499,100	Others	14,063	3,581
Buildings, net	412,666	437,187	Total liabilities	3,713,084	2,511,745
Structures, net	46,802	50,760	(Net assets)
Machinery and equipment, net	291,059	405,650	Shareholders’ equity	6,392,222	6,538,184
Vehicle and delivery equipment, net	18,948	23,048	Common stock	397,049	397,049
Tools, furniture and fixtures, net	76,076	106,928	Capital surplus	418,103	418,258
Land	399,664	393,454	Capital reserve	416,970	416,970
Construction in progress	93,159	82,070	Other capital surplus	1,132	1,287
Investments and other assets	4,178,292	4,123,183	Retained earnings	6,855,777	7,002,065
Investments in securities	1,529,014	1,418,415	Legal reserve	99,454	99,454
Investments in subsidiaries			Other retained earnings	6,756,323	6,902,611
and affiliates	1,911,791	1,958,143	Reserve for losses on
Long-term loans	460,362	397,882	overseas investments	12	25
Deferred tax assets	128,684	176,307	Reserve for special depreciation	1,791	2,573
Others	170,239	195,035	Reserve for reduction of
Less: allowance for doubtful accounts	(21,800)	(22,600)	acquisition cost of fixed assets	8,462	8,451
			General reserve	6,340,926	6,340,926
			Retained earnings carried forward	405,130	550,634
			Less: treasury stock	(1,278,708)	(1,279,189)
			Valuation and translation adjustments	236,319	106,676
			Net unrealized gains on
			other securities	236,133	106,158
			Deferred hedge gains or losses	186	517
			Stock acquisition rights	9,149	7,055
			Total net assets	6,637,692	6,651,917
Total	10,350,776	9,163,662	Total	10,350,776	9,163,662

UNCONSOLIDATED STATEMENTS OF INCOME
(Million yen; amounts less than one million yen are omitted)
	FY2010 (April 1, 2009 through March 31, 2010)	FY2009 (Reference) (April 1, 2008 through March 31, 2009)
Net revenues	8,597,872	9,278,483
Cost of sales	7,866,781	8,332,566
Gross profit	731,090	945,917
Selling, general and administrative expenses	1,059,151	1,133,836
Operating loss	(328,061)	(187,918)
Non-operating income	394,745	640,884
Interest income	40,326	58,548
Dividend income	242,562	388,925
Others	111,856	193,409
Non-operating expenses	143,805	270,370
Interest expenses	14,839	7,858
Others	128,966	262,511
Ordinary income (loss)	(77,120)	182,594
Income (loss) before income taxes	(77,120)	182,594
Income taxes – current	(3,600)	23,500
Income taxes – deferred	(99,708)	102,444
Net income	26,188	56,649

UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
FY2010
(April 1, 2009 through March 31, 2010)
(Million yen; amounts less than one million yen are omitted)
	Shareholder’s equity
		Capital surplus			Retained earnings
						Other retained earnings
	Common stock	Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Reserve for losses on overseas investments	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward	Total retained earnings
Balance at the end of previous period	397,049	416,970	1,287	418,258	99,454	25	2,573	8,451	6,340,926	550,634	7,002,065
Changes of items during the period
Reversal of reserve for losses on overseas investments						(12)				12
Appropriation to reserve for special depreciation							379			(379)
Reversal of reserve for special depreciation							(1,160)			1,160
Appropriation to reserve for reduction of acquisition cost of fixed assets								30		(30)
Reversal of reserve for reduction of acquisition cost of fixed assets								(19)		19
Dividends paid										(172,476)	(172,476)
Net income										26,188	26,188
Purchase of common stock
Reissuance of common stock			(155)	(155)
Net changes of items other than shareholders’ equity
Total changes of items during the period	―	―	(155)	(155)	―	(12)	(781)	11	―	(145,504)	(146,287)
Balance at the end of current period	397,049	416,970	1,132	418,103	99,454	12	1,791	8,462	6,340,926	405,130	6,855,777

(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments			Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Deferred hedge gains or losses	Total valuation and translation adjustments
Balance at the end of previous period	(1,279,189)	6,538,184	106,158	517	106,676	7,055	6,651,917
Changes of items during the period
Reversal of reserve for losses on overseas investments
Appropriation to reserve for special depreciation
Reversal of reserve for special depreciation
Appropriation to reserve for reduction of acquisition cost of fixed assets
Reversal of reserve for reduction of acquisition cost of fixed assets
Dividends paid		(172,476)					(172,476)
Net income		26,188					26,188
Purchase of common stock	(165)	(165)					(165)
Reissuance of common stock	646	491					491
Net changes of items other than shareholders’ equity			129,974	(331)	129,643	2,093	131,736
Total changes of items during the period	481	(145,961)	129,974	(331)	129,643	2,093	(14,224)
Balance at the end of current period	(1,278,708)	6,392,222	236,133	186	236,319	9,149	6,637,692

FY2009 (Reference)
(April 1, 2008 through March 31, 2009)
(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings					Total retained earnings
						Reserve for losses on overseas investments	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward
Balance at the end of previous period	397,049	416,970	―	416,970	99,454	71	2,453	8,497	6,340,926	934,004	7,385,407
Changes of items during the period
Reversal of reserve for losses on overseas investments						(46)				46
Appropriation to reserve for special depreciation							1,031			(1,031)
Reversal of reserve for special depreciation							(910)			910
Reversal of reserve for reduction of acquisition cost of fixed assets								(46)		46
Dividends paid										(439,991)	(439,991)
Net income										56,649	56,649
Purchase of common stock
Reissuance of common stock			1,287	1,287
Net changes of items other than shareholders’ equity
Total changes of items during the period	―	―	1,287	1,287	―	(46)	120	(46)	―	(383,370)	(383,342)
Balance at the end of current period	397,049	416,970	1,287	418,258	99,454	25	2,573	8,451	6,340,926	550,634	7,002,065

(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments			Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Deferred hedge gains or losses	Total valuation and translation adjustments
Balance at the end of previous period	(1,212,681)	6,986,746	310,604	867	311,472	4,183	7,302,401
Changes of items during the period
Reversal of reserve for losses on overseas investments
Appropriation to reserve for special depreciation
Reversal of reserve for special depreciation
Reversal of reserve for reduction of acquisition cost of fixed assets
Dividends paid		(439,991)					(439,991)
Net income		56,649					56,649
Purchase of common stock	(73,901)	(73,901)					(73,901)
Reissuance of common stock	7,393	8,681					8,681
Net changes of items other than shareholders’ equity			(204,445)	(349)	(204,795)	2,872	(201,922)
Total changes of items during the period	(66,508)	(448,562)	(204,445)	(349)	(204,795)	2,872	(650,484)
Balance at the end of current period	(1,279,189)	6,538,184	106,158	517	106,676	7,055	6,651,917

NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS

*Amounts less than one million yen are in principle omitted.

[Significant accounting policies]
1.	Standards and methods of valuation of assets
(1)	Standards and methods of valuation of securities
Equity securities of subsidiaries and affiliates are stated at cost determined using the moving average-method.
Other securities:
Other securities with fair value are stated at fair value based on the market prices, etc. at the end of each fiscal year. (Differences in valuation are included directly in net assets; costs of securities are determined using the moving-average method.)

Other securities not practicable to determine their fair value are stated at cost determined using the moving average method.
(2)	Standards and methods of valuation of inventories
Standards:
Cost method (the amounts presented in the balance sheet are written down to the lower of cost or market value)
Methods:
Finished goods, work in process, and supplies are generally valued using the average method.
Raw materials are valued using the last-in first-out method.
2.	Depreciation of property, plant and equipment is computed by the declining balance method.
3.	Standards of accounting for reserves
(1)	Allowance for doubtful accounts:
To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of  the  receivables.

(2)	Allowance for retirement benefits:
To provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the fiscal year.

4.	Other significant matters pertaining to the preparation of unconsolidated financial statements
(1)	Consumption taxes, etc. are computed based on the net-of-tax method.
(2)	The consolidated taxation system is applied.

[Changes in accounting method]
Because the “Accounting Standard for Asset Retirement Obligations” (ASBJ Statement No. 18, March 31, 2008) and the “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ Guidance No. 21, March 31, 2008) may be adopted from fiscal years starting before March 31, 2010, the Company adopted these accounting standards from this fiscal year. This change in accounting method has resulted in an increase in each of ordinary loss and loss before income taxes by 11,600 million yen for this fiscal year.

[Additional information]
From this fiscal year, with respect to expenses regarding future recalls and other safety measures, we have employed a comprehensive estimation method that takes into account historical experiences, in addition to a method of specific estimation based on individual occurrences of recalls and other safety measures. This move represents reforms to further instill the operations with a customer perspective, as well as the result of an increase in the number of vehicles that relate to recalls and other safety measures.
This change in estimation method has resulted in an increase in each of operating loss, ordinary loss and loss before income taxes by 105,698 million yen for this fiscal year.

[Unconsolidated balance sheet]
1.	Assets pledged as collateral and relevant liabilities

Assets pledged as collateral	Relevant liabilities
Items	Book value as of the end of the fiscal year (million yen)	Items	Balance as of the end of the fiscal year (million yen)

Investments in securities	9,287	Security deposit for delayed tax payment for goods imported	9,000
Investments in securities	15	Security deposit based on the Real Estate Transaction Law	15
Total	9,302	Total	9,015

2. Accumulated depreciation of property, plant and equipment:	3,744,916 million yen

3. Guarantees
Guarantees for bank loans of Toyota Peugeot Citroën Automobile Czech s.r.o.
3,318 million yen
Guarantees for bank loans of Toyota Financial Services Corporation
417,044 million yen

4. Export bill discounted	4,590 million yen

5. Receivables from and payables to subsidiaries and affiliates
Short-term receivables	1,315,034 million yen
Long-term receivables	403,981 million yen
Short-term payables	1,129,847 million yen

6.	The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan. No portion of the trust offsets the severance indemnity plan.

[Unconsolidated statement of Income]
Transactions with subsidiaries and affiliates
Net sales	5,094,793 million yen
Purchases	4,208,746 million yen
Non-operating transactions	311,578 million yen

[Unconsolidated statement of changes in net assets]
1. Type and number of treasury stock at the end of FY2010
Common stock	312,001,632 shares

2. Dividends from surplus
(1) Cash dividends
Resolutions	Type of shares	Total cash dividends	Dividends per share	Record date	Effective date
Ordinary General Shareholders’ Meeting held on June 23, 2009	Common stock	109,755 million yen	35 yen	March 31, 2009	June 24, 2009
Directors’ Meeting held on November 5, 2009	Common stock	62,720 million yen	20 yen	September 30, 2009	November 26, 2009

(2) Dividends whose record date falls in FY2010 and whose effective date falls in FY2011
Dividends on common stock are proposed for resolution at the FY2010 Ordinary General Shareholders’ Meeting to be held on June 24, 2010, as follows:
Total cash dividends	78,399 million yen
Dividend per share	25 yen
Record date	March 31, 2010
Effective date	June 25, 2010
The dividends shall be paid from retained earnings.

3.	Type and number of shares to be issued or transferred upon the exercise of Stock Acquisition Rights (excluding Stock Acquisition Rights that are not exercisable) at the end of FY2010
Common stock	9,062,000 shares

[Tax effect accounting]
Deferred tax assets mainly relate to impairment losses on securities, accrued expenses, and allowance for retirement benefits, and are netted with valuation allowance. Deferred tax liabilities mainly relate to net unrealized gains on other securities.

[Fixed assets used under lease agreements]
In addition to fixed assets on the unconsolidated balance sheet, certain tools, furniture, and fixtures, etc. are used under finance lease agreements with the title of leased assets remaining with the lessors.

[Related-party transactions]
Category	Name	Voting Interests	Description of Relationship	Transaction	Transaction amounts (million yen)	Account name	Balances as of the end of the fiscal year (million yen)
Subsidiary	Toyota Motor Sales, U.S.A., Inc.	Equity Indirect 100.00％	Sales of TMC products Concurrent posting of directors	Mainly vehicle sales (Note.1)	1,388,344 (Note.2)	Trade accounts receivable	132,669 (Note.2)
Subsidiary	Toyota Auto Body Co., Ltd.	Equity Direct 56.61% Indirect 0.05％	Purchase of Toyota Auto Body products	Supply of vehicle parts, etc. (Note.1)	947,011 (Note.2)	Other receivables	105,171 (Note.2)
				Purchase of auto bodies, etc. (Note.1)	1,387,703 (Note.2)	Trade accounts payable	76,320 (Note.2)
Subsidiary	Toyota Finance Corporation	Equity Indirect 100.00％	Loans from TMC	Loans (Note.3)	227,461 (Note.3)	Loans	180,139
Subsidiary	Toyota Financial Services Corporation	Equity Direct 100.00％	Loans from TMC Concurrent posting of directors	Guarantees (Note.4)	417,044 (Note.4)	-	-
Affiliate	DENSO CORPORATION	Equity Direct 24.74％ Indirect 0.17%	Purchase of DENSO products Concurrent posting of directors	Mainly purchase of vehicle parts (Note.1)	786,839 (Note.2)	Trade accounts payable	118,084 (Note.2)
Note. 1:	Terms of transactions, including price terms, are determined through negotiations.
Note. 2:
The transaction amounts and the balances of trade accounts receivable do not include consumption taxes, etc. The balances of trade accounts payable and other receivables include consumption taxes, etc.

Note. 3:	Loans are determined based on the market interest rate at the time the loan is made. The transaction amount represents average balance during the fiscal year.
Note. 4:	Guarantees for bank loans of Toyota Financial Services Corporation. The transaction amount represents the balance at the end of the fiscal year.

[Per share information]	(Amounts are rounded to the nearest hundredth digit yen)
Net assets per share	2,113.70 yen
Net income per share	8.35 yen

[Material subsequent event]
Aioi Insurance Co., Ltd. ceased to be an affiliate of TMC as of April 1, 2010, due to the completion of the business integration through a share-for-share exchange by and among Aioi Insurance Co., Ltd. (an affiliate of TMC), Nissay Dowa General Insurance Co., Ltd., and MS&AD Insurance Group Holdings, Inc. (trade name changed from Mitsui Sumitomo Insurance Group Holdings Inc. as of April 1, 2010).
TMC expects an exchange profit of 62,282 million yen from this share-for-share exchange.

Independent Auditor’s Report (Certified Copy)
(English Translation*)

May 6, 2010

To the Board of Directors of
Toyota Motor Corporation

PricewaterhouseCoopers Aarata

Katsunori Sasayama
Certified Public Accountant
Designated and Engagement Partner

Koji Hatsukawa
Certified Public Accountant
Designated and Engagement Partner

Fusahiro Yamamoto
Certified Public Accountant
Designated and Engagement Partner

Koji Nishikawa
Certified Public Accountant
Designated and Engagement Partner

We have audited, pursuant to Article 436 (2) i of the “Corporation Act” of Japan, the unconsolidated financial statements, which consist of the unconsolidated balance sheet, the unconsolidated statement of income, the unconsolidated statement of changes in net assets and the notes to the unconsolidated financial statements, and the supplementary schedules of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the 106th fiscal year from April 1, 2009 to March 31, 2010. These unconsolidated financial statements and the supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these unconsolidated financial statements and the supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the unconsolidated financial statements and the supplementary schedules are free of material misstatement. An audit is performed on a test basis and includes assessing the accounting principles used by management including how they are applied and estimates made by management, as well as examining of the overall presentation of the unconsolidated financial statements and the supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the unconsolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period covered by the unconsolidated financial statements and the supplementary schedules in conformity with accounting principles generally accepted in Japan.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

_______________________________________________________________________________________________________________________________________________
*The original audit report is in Japanese. This English translation is for readers’ convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS
(Amounts are rounded to the nearest million yen)
	FY2010 (As of March 31, 2010)	FY2009 (Reference) (As of March 31, 2009)		FY2010 (As of March 31, 2010)	FY2009 (Reference) (As of March 31, 2009)
(Assets)			(Liabilities)
Current assets	13,073,604	11,298,929	Current liabilities	10,686,214	10,589,293
Cash and cash equivalents	1,865,746	2,444,280	Short-term borrowings	3,279,673	3,617,672
Time deposits	392,724	45,178	Current portion of long-term debt	2,218,324	2,699,512
Marketable securities	1,793,165	495,326	Accounts payable	1,956,505	1,299,455
Trade accounts and notes			Other payables	572,450	670,634
receivable, less allowance			Accrued expenses	1,735,930	1,540,681
for doubtful accounts	1,886,273	1,392,749	Income taxes payable	153,387	51,298
Finance receivables, net	4,209,496	3,891,406	Other current liabilities	769,945	710,041
Other receivables	360,379	332,722	Long-term liabilities	8,732,630	7,872,007
Inventories	1,422,373	1,459,394	Long-term debt	7,015,409	6,301,469
Deferred income taxes	632,164	605,331	Accrued pension and
Prepaid expenses and other			severance costs	678,677	634,612
current assets	511,284	632,543	Deferred income taxes	813,221	642,293
Noncurrent finance receivables, net	5,630,680	5,655,545	Other long-term liabilities	225,323	293,633
Investments and other assets	4,934,102	4,705,882	Total liabilities	19,418,844	18,461,300
Marketable securities and
other securities			(Shareholders’ equity)
investments	2,256,279	2,102,874	Toyota Motor Corporation
Affiliated companies	1,879,320	1,826,375	shareholders’ equity	10,359,723	10,061,207
Employees receivables	67,506	69,523	Common stock, no par value	397,050	397,050
Other	730,997	707,110	Additional paid-in capital	501,331	501,211
Property, plant and equipment	6,710,901	7,401,681	Retained earnings	11,568,602	11,531,622
Land	1,261,349	1,257,409	Accumulated other
Buildings	3,693,972	3,633,954	comprehensive income (loss)	(846,835)	(1,107,781)
Machinery and equipment	9,298,967	9,201,093	Treasury stock, at cost	(1,260,425)	(1,260,895)
Vehicles and equipment on			Noncontrolling interest	570,720	539,530
operating leases	2,613,248	2,836,881	Total shareholders’ equity	10,930,443	10,600,737
Construction in progress	226,212	263,602
Less – Accumulated depreciation	(10,382,847)	(9,791,258)
Total assets	30,349,287	29,062,037	Total liabilities and shareholders’ equity	30,349,287	29,062,037

CONSOLIDATED STATEMENTS OF INCOME
(Amounts are rounded to the nearest million yen)
	FY2010 (April 1, 2009 through March 31, 2010)	FY2009 (Reference) (April 1, 2008 through March 31, 2009)
Net revenues	18,950,973	20,529,570
Sales of products	17,724,729	19,173,720
Financing operations	1,226,244	1,355,850
Costs and expenses	18,803,457	20,990,581
Cost of products sold	15,971,496	17,468,416
Cost of financing operations	712,301	987,384
Selling, general and administrative	2,119,660	2,534,781
Operating income (loss)	147,516	(461,011)
Other income (expense)	143,952	(99,370)
Interest and dividend income	78,224	138,467
Interest expense	(33,409)	(46,882)
Foreign exchange gain (loss), net	68,251	(1,815)
Other income (loss), net	30,886	(189,140)
Income (loss) before income taxes and equity in earnings of affiliated companies	291,468	(560,381)
Provision for income taxes	92,664	(56,442)
Equity in earnings of affiliated companies	45,408	42,724
Net income (loss)	244,212	(461,215)
Less: Net (income) loss attributable to the noncontrolling interest	(34,756)	24,278
Net income (loss) attributable to Toyota Motor Corporation	209,456	(436,937)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FY2010
(April 1, 2009 through March 31, 2010)
(Amounts are rounded to the nearest million yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balances at March 31, 2009	397,050	501,211	11,531,622	(1,107,781)	(1,260,895)	10,061,207	539,530	10,600,737
Equity transaction with noncontrolling interests and other		(2,116)				(2,116)	(2,748)	(4,864)
Issuance during the year		2,236				2,236		2,236
Comprehensive income
Net income			209,456			209,456	34,756	244,212
Other comprehensive income
Foreign currency translation adjustments				9,894		9,894	5,721	15,615
Unrealized gains on securities, net of reclassification adjustments				176,407		176,407	4,095	180,502
Pension liability adjustments				74,645		74,645	98	74,743
Total comprehensive income						470,402	44,670	515,072
Dividends paid to Toyota Motor Corporation shareholders			(172,476)			(172,476)		(172,476)
Dividends paid to noncontrolling interests							(10,732)	(10,732)
Purchase and reissuance of common stock					470	470		470
Balances at March 31, 2010	397,050	501,331	11,568,602	(846,835)	(1,260,425)	10,359,723	570,720	10,930,443

FY2009 (Reference)
(April 1, 2008 through March 31, 2009)

	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balances at March 31, 2008	397,050	497,569	12,408,550	(241,205)	(1,192,437)	11,869,527	656,667	12,526,194
Equity transaction with noncontrolling interests and other							(30,645)	(30,645)
Issuance during the year		3,642				3,642		3,642
Comprehensive loss
Net loss			(436,937)			(436,937)	(24,278)	(461,215)
Other comprehensive income (loss)
Foreign currency translation adjustments				(381,303)		(381,303)	(18,865)	(400,168)
Unrealized losses on securities, net of reclassification adjustments				(293,101)		(293,101)	(13,590)	(306,691)
Pension liability adjustments				(192,172)		(192,172)	(8,874)	(201,046)
Total comprehensive loss						(1,303,513)	(65,607)	(1,369,120)
Dividends paid to Toyota Motor Corporation shareholders			(439,991)			(439,991)		(439,991)
Dividends paid to noncontrolling interests							(20,885)	(20,885)
Purchase and reissuance of common stock					(68,458)	(68,458)		(68,458)
Balances at March 31, 2009	397,050	501,211	11,531,622	(1,107,781)	(1,260,895)	10,061,207	539,530	10,600,737

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*Amounts are rounded to the nearest million yen unless otherwise stated.

[Significant matters pertaining to the preparation of consolidated financial statements]
1. Number of consolidated subsidiaries and affiliated companies accounted for by the equity method:
TMC has 522 consolidated subsidiaries and 56 affiliated companies accounted for by the equity method.

2. Basis of consolidated financial statements:
TMC’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), pursuant to the provision of Article 3, Paragraph 1 of the Supplementary Provisions of the Corporation Accounting Regulations (Ordinance of the Ministry of Justice No. 46 of 2009). Also, pursuant to the provision of Article 3, Paragraph 1, certain disclosures and notes to the consolidated financial statements required under U.S. GAAP are omitted. Certain prior year amounts have been reclassified to conform to the presentations for the fiscal year ended March 31, 2010.

3. Standards and methods of valuation of securities:
Available-for-sale securities are stated at fair value. The acquisition cost of the securities is determined on the average cost method.

4. Standards and methods of valuation of inventories:
Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” basis.

5. Depreciation of property, plant and equipment and amortization of intangible assets:
Depreciation of property, plant and equipment is mainly computed on the declining-balance method for TMC and Japanese subsidiaries and on the straight-line method for foreign subsidiaries. Intangible assets with a definite life are amortized on the straight-line method.

6. Standards of accounting for reserves:
Allowance for doubtful accounts and allowance for credit losses are based primarily on the frequency of occurrence and loss severity. Accrued pension and severance costs are recognized based on the retirement benefit obligations measured by actuarial calculations less fair value of the plan assets.

[Additional information]
From the fiscal year ended March 31, 2010, with respect to expenses regarding future recalls and other safety measures, we have employed a comprehensive estimation method that takes into account historical experiences, in addition to a method of specific estimation based on individual occurrences of recalls and other safety measures. This move represents reforms to further instill the operations with a customer perspective, as well as the result of an increase in the number of vehicles that relate to recalls and other safety measures. This change in estimation method has resulted in a decrease in each of operating income and income before income taxes and equity in earnings of affiliated companies by 105,698 million yen for the fiscal year ended March 31, 2010.

[Consolidated Balance Sheet]
1. Allowance for doubtful accounts	46,706 million yen
Allowance for credit losses	232,479 million yen

2. Components of accumulated other comprehensive income (loss)
Foreign currency translation adjustments	(872,776) million yen
Unrealized gains on securities	194,285 million yen
Pension liability adjustments	(168,344) million yen

3. Assets pledged as collateral	471,305 million yen

4. Guarantees	1,604,893 million yen

[Consolidated Statement of Shareholders’ Equity]
Number of shares issued and outstanding as of March 31, 2010
3,447,997,492 shares
[Financial instruments]
1. Matters pertaining to the status of financial instruments
Toyota has certain financial instruments, which arose in the normal course of business, such as marketable securities and finance receivables. Toyota employs derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates.

2. Matters pertaining to the fair value of financial instruments
Asset (Liability)	Carrying amount (million yen)	Estimated fair value (million yen)
Cash and cash equivalents	1,865,746	1,865,746
Marketable securities and other securities investments	3,928,967	3,928,967
Finance receivables	8,759,826	9,112,527
Short-term borrowings and long-term debt	(12,471,163)	(12,577,577)
Derivative financial instruments	96,264	96,264
Note:	Cash and cash equivalents, and marketable securities and other securities investments are mostly measured by market price.
Finance receivables, short-term borrowings and long-term debt are estimated based on the discounted amounts of future cash flows.
Derivative financial instruments are mostly measured based on market data.

[Per share amounts]                (Amounts are rounded to the nearest hundredth digit yen)
1. Toyota Motor Corporation Shareholders’ equity per share	3,303.49 yen

2. Net income attributable to Toyota Motor Corporation per share
Basic	66.79 yen
Diluted	66.79 yen

Independent Auditor’s Report (Certified Copy)
(English Translation*)

May 6, 2010

To the Board of Directors of
Toyota Motor Corporation

PricewaterhouseCoopers Aarata

Katsunori Sasayama
Certified Public Accountant
Designated and Engagement Partner

Koji Hatsukawa
Certified Public Accountant
Designated and Engagement Partner

Fusahiro Yamamoto
Certified Public Accountant
Designated and Engagement Partner

Koji Nishikawa
Certified Public Accountant
Designated and Engagement Partner

We have audited, pursuant to Article 444 (4) of the “Corporation Act” of Japan, the consolidated financial statements, which consist of the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders’ equity, and the notes to the consolidated financial statements of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2009 to March 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit is performed on a test basis and includes assessing the accounting principles used by management including how they are applied and estimates made by management, as well as examining the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of the corporate group which consist of the Company and its consolidated subsidiaries for the period covered by the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America as permitted by Article 3, Paragraph 1 of the Supplementary Provisions of the Corporation Accounting Regulations (Ordinance of the Ministry of Justice No. 46 of 2009) (refer to Item 2 of the “Significant matters pertaining to the preparation of consolidated financial statements” in the notes to the consolidated financial statements).

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.
_______________________________________________________________________________________________________________________________________________
* The original audit report is in Japanese. This English translation is for reader’s convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Board of Corporate Auditors’ Report (Certified Copy)

Audit Report
The Board of Corporate Auditors has discussed and prepared this Audit Report based on the audit reports prepared by each of the Corporate Auditors pertaining to the conduct of duties by the Directors of Toyota Motor Corporation during FY2010 extending from April 1, 2009 through March 31, 2010, and reports as follows.
1.	Method and content of Audit by the Corporate Auditors and the Board of Corporate Auditors
(1)	Auditing method of the Board of Corporate Auditors

The Board of Corporate Auditors determined the auditing policies and audit plan, received a report from each Corporate Auditor on the audit and its results, and received reports from the Directors and senior executives and Accounting Auditor on the execution of their duties.

(2)	Method and content of Audit by the Corporate Auditors
1)
Based on the audit policies and audit plan adopted by the Board of Corporate Auditors, each Corporate Auditor communicated with the Directors and senior executives and other Corporate Auditors, collected information, developed an auditing environment, attended the Board of Directors’ meetings and other important meetings, and received reports from the Directors and senior executives on the execution of their duties. The Corporate Auditors also reviewed important documents and surveyed operations and assets at the company head office, production facilities, and business offices. The Corporate Auditors exchanged opinions and information with the Directors and senior executives and Corporate Auditors of the subsidiaries, and received reports on business from them, as needed.

2)
Concerning the unconsolidated financial statements (unconsolidated balance sheet, unconsolidated statement of income, unconsolidated statement of changes in net assets, and notes to the unconsolidated financial statements) and supplementary schedules and consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of shareholders’ equity, and notes to the consolidated financial statements), each Corporate Auditor received reports from the Directors and senior executives and received reports from the Accounting Auditor on its audit and the results. The Corporate Auditors also received notice from the Accounting Auditor confirming that the “systems to ensure the appropriate execution of duties by the Accounting Auditor” (as described in each of the items of Article 131 of the Corporation Accounting Regulations) has been properly developed.

2.	Result of Audit
(1)	Audit result concerning the business report and others
1)	The business report and supplementary schedules accurately represent the company’s situation as required by laws and regulations and the Articles of Incorporation.
2)	No irregularity or violation of applicable laws or regulations or the Articles of Incorporation was found with respect to the performance of duties by the Directors.
3)
 Resolutions of the Board of Directors concerning the internal control system (as stipulated in Article 362, Paragraph 4, Item 6 the Corporation Act of Japan and Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Corporation Act) are appropriate. We have nothing to point out concerning the execution of duties by the Directors with respect to the internal control system.

(2)	Audit results concerning unconsolidated financial statements and supplementary schedules
The auditing method of PricewaterhouseCoopers Aarata, the Accounting Auditor, and the results of the audit, are appropriate.
(3)	Audit results of consolidated financial statements
The auditing method of PricewaterhouseCoopers Aarata, the Accounting Auditor, and the results of the audit, are appropriate.

The Board of Corporate Auditors has confirmed that, in response to the series of quality-related matters, development of systems and activities for further improvement are being promoted to increase customer reliance, as mentioned in the Business Report.

May 10, 2010
Toyota Motor Corporation Board of Corporate Auditors
Full-time Corporate Auditor Yoshikazu Amano Full-time Corporate Auditor Chiaki Yamaguchi Full-time Corporate Auditor Masaki Nakatsugawa	Outside Corporate Auditor Yoichi Kaya Outside Corporate Auditor Yoichi Morishita Outside Corporate Auditor Akishige Okada Outside Corporate Auditor Kunihiro Matsuo

Consolidated Business Results for FY2010 (Reference)

Segment Operating Results

Automotive

Net revenues for the automotive operations decreased by 1,367.3 billion yen, or 7.4%, to 17,197.4 billion yen in FY2010 compared with FY2009. However, operating loss decreased by 308.5 billion yen to 86.3 billion yen in FY2010 compared with FY2009. The decrease in operating loss was mainly due to cost reduction efforts and reduction in fixed costs, despite decreases in both production volume and vehicle unit sales, and the effects of changes in exchange rates.

Financial services

Net revenues for the financial services operations decreased by 132.1 billion yen, or 9.6%, to 1,245.4 billion yen in FY2010 compared with FY2009. However, operating income increased by 318.9 billion yen to 246.9 billion yen in FY2010 compared with FY2009. The increase in operating income was mainly due to decreases in the provision for credit losses, net charge-offs and allowance for residual value losses, and the recording of valuation gains on interest rate swaps stated at fair value by sales finance subsidiaries.

All other

Net revenues for all other businesses decreased by 237.3 billion yen, or 20.0%, to 947.6 billion yen in FY2010 compared with FY2009, and operating income decreased by 18.8 billion yen, to an operating loss of 8.9 billion yen in FY2010 compared with FY2009.

Geographic Information

Japan

Net revenues in Japan decreased by 966.4 billion yen, or 7.9%, to 11,220.3 billion yen in FY2010 compared with FY2009. However, operating loss decreased by 12.3 billion yen to 225.2 billion yen in FY2010 compared with FY2009. The decrease in operating loss was mainly due to cost reduction efforts and reduction in fixed costs, despite the effects of changes in exchange rates and decreases in both production volume and vehicle exports.

North America

Net revenues in North America decreased by 552.4 billion yen, or 8.9%, to 5,670.5 billion yen in FY2010 compared with FY2009. However operating income increased by 475.6 billion yen to 85.4 billion yen in FY2010 compared with FY2009. The increase in operating income was mainly due to decreases in the provision for credit losses, net charge-offs and allowance for residual value losses, and the recording of valuation gains on interest rate swaps stated at fair value by sales finance subsidiaries, reduction in fixed costs, and cost reduction efforts.

Europe

Net revenues in Europe decreased by 866.1 billion yen, or 28.7%, to 2,147.0 billion yen in FY2010 compared with FY2009. However, operating loss decreased by 110.3 billion yen to 33.0 billion yen in FY2010 compared with FY2009. The decrease in operating loss was mainly due to reduction in fixed costs and cost reduction efforts, despite decreases in both production volume and vehicle unit sales.

Asia

Net revenues in Asia decreased by 64.0 billion yen, or 2.4%, to 2,655.4 billion yen in FY2010 compared with FY2009. However, operating income increased by 27.5 billion yen, or 15.6%, to 203.6 billion yen in FY2010 compared with FY2009. The increase in operating income was mainly due to increases in both production volume and vehicle units sales.

Other (Central and South America, Oceania and Africa)

Net revenues in other regions decreased by 209.1 billion yen, or 11.1%, to 1,673.8 billion yen in FY2010 compared with FY2009. However, operating income increased by 27.9 billion yen, or 31.9%, to 115.5 billion yen in FY2010 compared with FY2009.